Exhibit 99.1

Suite 575, 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3A8

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

DATED: March 23, 2022

NOTICE OF 2022 ANNUAL GENERAL MEETING OF MAVERIX METALS INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held, Thursday, May 12, 2022, 2:00 p.m. (Pacific Time) at Suite 575, 510 Burrard Street, Vancouver, British Columbia V6C 3A8. The purpose of the Meeting is to consider and act on the following matters:

1.	to receive the audited financial statements of the Corporation for the year ended December 31, 2021, together and the auditor’s report thereon;

2.	to fix the number of directors of the Corporation at nine (9);

3.	to elect directors for the ensuing year;

4.	to appoint KPMG LLP as the Corporation’s auditors for the ensuing year and authorize the directors to set the auditors’ remuneration; and

5.	to transact any other business that may properly come before the Meeting.

The Management Information Circular (“Circular”) dated March 23, 2022, provides additional information relating to the matters to be addressed at the Meeting and forms part of this Notice.

As a result of the COVID-19 pandemic, recommendations from applicable public health authorities and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Corporation will hold the Meeting in only a virtual format. Although the physical location of the Meeting is designated as Corporation’s head office, the Meeting will be held on a virtual basis only and Shareholders will not be able to attend the Meeting in person.

Shareholders will be able to participate via teleconference by calling (toll-free Canada and USA) 1-800-319-4610 or (toll international) +1-604-638-5340 in accordance with the instructions below. Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting. In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 10, 2022:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10018167&linkSecurityString=1598d1eefd

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxyholders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their vote via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate in the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.) 1-800-319-4610 or (toll international) +1-604-638-5340.

The directors have fixed March 23, 2022, as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. If you were a Shareholder as of March 23, 2022, you are entitled to vote at the Meeting. If you are unable to attend the Meeting, you are encouraged to read, complete, date, sign and return the enclosed Form of Proxy (“Proxy”) or Voting Instruction Form (“VIF”) in the manner specified on the form, no later than 2:00 p.m. (Pacific Time) on May 10, 2022.

Please refer to the section “Voting Information” in the Circular for details on how to vote at the Meeting. Maverix strongly encourages Shareholders to vote in advance using their Proxy or VIF as described in the Circular and to participate in the Meeting through the teleconference.

The Corporation will use Notice-and-Access procedures adopted by the Canadian Securities Administrators to deliver this Notice and the Circular. Shareholders will receive a Proxy or VIF and the Notice-and-Access notification with instructions on how to access the Circular electronically. The Circular will be available on the Corporations website (www.maverixmetals.com), under the Corporation’s profile on SEDAR (www.sedar.com) and in the United States, on EDGAR (www.sec.gov). The Meeting Materials will remain on the Corporation’s website for one full year. Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Transfer Agent by calling toll-free at 1-866-660-5869 or by email at tsxtis@tmx.com or the Corporation’s Corporate Secretary by email at info@maverixmetals.com.

DATED at Vancouver, British Columbia this 23rd day of March 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Daniel O’Flaherty
Chief Executive Officer

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1
Date of Information, Currency and References	1
Impact of COVID-19	1
Notice-and-Access	2
Voting Securities and Principal Holders of Voting Securities	3
Interest of Certain Persons or Companies in Matters to be Acted Upon	3
OTHER MATTERS	3
VOTING INFORMATION	3
Solicitation of Proxies	3
Record Date	4
Notice to Shareholders in the United States	4
APPOINTMENT OF PROXYHOLDER	4
Proxy Voting – Registered Shareholders	5
Proxy Voting – Non-Registered or Beneficial Shareholders	5
Revocation of Proxies – Registered Shareholders	6
Revocation of Proxies – Non-Registered or Beneficial Shareholders	7
Shareholder Agreements	7
BUSINESS OF THE MEETING	8
Financial Statements	8
Number of Directors	8
Election of Directors	8
Appointment of Auditors	9
Other Business	9
DIRECTOR INFORMATION	9
Majority Voting Policy	9
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	10
Nominees	10
Meeting Attendance	15
DIRECTOR COMPENSATION	15
EXECUTIVE COMPENSATION	18
Compensation Discussion and Analysis	18
Base Salary	21
Annual Incentive Plan	22
Long Term Incentive Plan	23
2021 Compensation Breakdown	25
2021 LTIP Targets and Awards	27
Performance Graph	28
Executive Compensation Details	28
Incentive Plan Awards	30
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	33
Stock Option and Compensation Share Plan	33
Restricted Share Unit Plan	36
OTHER INFORMATION	37
Indebtedness of Directors and Officers	37
Management Contracts	37

- ii -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
CORPORATE GOVERNANCE	38
Overview	38
Board of Directors	38
Ethical Business Conduct	42
Diversity Policy and Representation on the Board	42
Environmental and Social Commitment	43
Risk Management	45
Key Policy Descriptions	45
BOARD COMMITTEE INFORMATION	46
Audit Committee	46
Role and Charter of the Audit Committee	46
Relevant Education and Experience	47
Audit Committee Oversight	47
Pre-Approval Policies and Procedures	48
Nominating, Governance and Sustainability Committee	48
Compensation Committee	48
ADDITIONAL INFORMATION	50
DIRECTORS’ APPROVAL	51
APPENDIX “A” MANDATE OF THE BOARD OF DIRECTORS	A-1

MAVERIX METALS INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Date of Information, Currency and References

Information in this Management Information Circular (the “Circular”) is provided as at March 23, 2022, except as otherwise indicated. In this Circular, “you” and “your”, refer to shareholders of the Corporation (the “Shareholders”) and “we”, “us” or “our”, or “Maverix” refer to the Corporation. References to the Corporation in this Circular include the Corporation’s subsidiaries unless the context requires otherwise.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Corporation uses in its financial statements). For the purposes of this Circular, and unless otherwise stated, Canadian dollar values have been converted to United States Dollars for reporting purposes using an indicative exchange rate quoted by the Bank of Canada on December 31, 2021, of C$1.00 = US$0.7888 (the “FX Rate”). The price of the Corporation’s common shares on the Toronto Stock Exchange (“TSX”) is denoted in Canadian dollars and, in certain circumstances, where appropriate in this Circular, such amounts have not been converted to United States Dollars.

Impact of COVID-19

This year, to proactively deal with the continued impact of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of the Circular and the date of the Meeting, we will hold a virtual only Meeting, allowing for Shareholder participation virtually via teleconference by calling (toll-free Canada and USA) 1-800-319-4610 or (toll international) +1-604-638-5340. Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting. Please refer to the section “Voting Information” in the Circular for details on how to vote at the Meeting.

In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 10, 2022:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10018167&linkSecurityString=1598d1eefd

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxyholders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the Meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their votes via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their common shares (the “Common Shares”) in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate in the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.) 1-800-319-4610 or (toll international) +1-604-638-5340.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Corporation’s website at www.maverixmetals.com or the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR, at www.sec.gov, where copies of such news releases, if any, will be posted. Shareholders are advised to check the Corporation’s website regularly for the most current information. The Corporation does not intend to prepare an amended Circular in the event of changes to the Meeting format. We encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in this Circular and to attend the Meeting virtually.

Notice-and-Access

The Corporation will deliver this Notice of Meeting and Circular, a Proxy and related documents (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials on its website at www.maverixmetals.com. The Meeting Materials will also be available under the Corporation’s profile on SEDAR (www.sedar.com) and in the United States, on EDGAR (www.sec.gov) on April 11, 2022. The Meeting Materials will remain on the Corporation’s website for one full year.

The Corporation will continue to mail paper copies of this Circular and other proxy-related materials to those registered and non-registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Corporation has sent a Notice Package containing a Notice-and-Access notification and an accompanying Proxy, in the case of registered Shareholders, or VIF, in the case of non-registered Shareholders, as applicable, directly to its registered Shareholders and those non-registered Shareholders that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both registered and non-registered Shareholders will be mailed a Notice Package. The Corporation does not intend to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees to forward the Notice Package to those non-registered Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice Package unless their respective intermediaries assume the cost of forwarding such documents to them.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Transfer Agent by calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com or the Corporation’s Corporate Secretary by email at info@maverixmetals.com. Requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

Voting Securities and Principal Holders of Voting Securities

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As at March 23, 2022, Maverix had 146,920,355 issued and outstanding, fully paid and non-assessable Common Shares, each carrying the right to one vote. The Corporation is also authorized to issue an unlimited number of preferred shares in the capital of the Corporation, of which there are none issued and outstanding.

To the knowledge of the directors (each, a “Director”) and executive officers (each, an “Officer”) of the Corporation, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at March 23, 2022 were:

Shareholder Name	Number of Shares Held (1)	Percentage of Issued Shares
Newmont Corporation	42,000,000	28.6%
Pan American Silver Corp.	25,974,571	17.7%

Note:

(1)       The above information has been obtained from www.sedi.ca.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors, no (a) person who has been a Director or Officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, (b) nominee (“Nominee”) proposed to serve on the board of directors (the “Board”); or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of management of the Corporation (“Management”). It is expected that the solicitation of proxies will be primarily by mail pursuant to Notice-and-Access (as defined below), but proxies may also be solicited personally, by telephone, e-mail, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation.

Record Date

The record date for the Meeting is March 23, 2022 (the “Record Date”).

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Canada Business Corporations Act, certain of its directors and executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDER

A proxy is an instrument used to designate persons who will vote on behalf of a Shareholder in accordance with the instructions given by the Shareholder in the proxy. The proxy nominees named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy to attend and act on such Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the enclosed form of proxy or complete and submit another form of proxy acceptable to the Corporation. A proxyholder does not have to be a Shareholder.

Unless specifically directed in a proxy to withhold the Common Shares represented by the proxy from a ballot or show of hands, the persons named as proxyholders in such proxy shall vote the Common Shares represented by the Proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in a proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the form of proxy or if such instructions are unclear, the persons named in the enclosed form of proxy will vote the Common Shares represented by the form of proxy FOR each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Circular.

A proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person or company appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Proxy Voting – Registered Shareholders

A person or company whose name appears on the books and records of the Corporation is a “registered shareholder”. A registered Shareholder may vote their Common Shares at the Meeting either in person or by proxy. Only registered Shareholders and proxyholders are permitted to vote at the Meeting.

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy must be received by TSX Trust no later than 2:00 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting.

Voting Instructions for Registered Shareholders:

•	attend the Meeting and vote the shares in person by way of the virtual teleconference call. A registered shareholder must register or advise the Corporation upon arrival at or registration for the Meeting;

•	complete, date and sign the Proxy and return it to the Corporation’s transfer Agent, TSX Trust Company (“TSX Trust”), by fax at 416-595-9593 or at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, both for receipt not later than Tuesday, May 10, 2022, at 2:00 p.m. (Vancouver Time); or

•	by internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 10, 2022, at 2:00 p.m. (Vancouver Time).

Proxy Voting – Non-Registered or Beneficial Shareholders

A “non-registered” shareholder or a “beneficial shareholder” is a person or company whose shares of the Corporation are not registered directly in their name but instead are registered in the name of a brokerage firm, bank or trust company through which the shares were purchased or with who the shares were deposited. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Shareholder deals with in respect of the shares, or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Shareholders – those who object to their names being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Voting Instructions for Beneficial Shareholders:

•	NOBOs will receive the Meeting Materials as requested directly from TSX Trust. NOBOs should complete and return their voting instructions in accordance with the Voting Information Form (“VIF”) provided by TSX Trust.

•	OBOs will receive the Meeting Materials from their broker or from another Intermediary such as Broadridge Investor Communications Corporation, provided that their respective Intermediary has assumed the cost of forwarding such Meeting Materials to them. OBOs should complete and return their voting instructions in accordance with the VIF provided to them.

A Beneficial Shareholder cannot use the VIF provided to vote directly at the Meeting. Should a Beneficial Shareholder wish to attend and vote at the Meeting in person or via teleconference, the Beneficial Shareholder must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Only registered shareholders have the right to revoke a Proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their Proxy in accordance with the revocation procedures set out in this Circular.

Pre-Registration for Registered Shareholders and Appointed Proxyholders Participating Via Teleconference

In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 10, 2022:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10018167&linkSecurityString=1598d1eefd

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxy holders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the Meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their votes via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate in the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.) 1-800-319-4610 or (toll international) +1-604-638-5340.

Revocation of Proxies – Registered Shareholders

A registered Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or, where the Shareholder is a company, by a duly authorized officer or attorney thereof, at any time up to 2:00 p.m. (Pacific Time) 48 hours (excluding Saturday, Sunday and statutory holidays) before the Meeting, either to:

(i)	the head office of the Corporation at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8,

(ii)	TSX Trust, by fax at 416-595-9593 or at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, or

(iii)	the Chair of the Meeting on the day of the Meeting before any vote in respect of which the Proxy is to be used shall have been taken or in any other manner provided by law.

Revocation of Proxies – Non-Registered or Beneficial Shareholders

Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out above.

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. Each of the Shareholder Agreements is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation has entered into a shareholder agreement with each of Pan American Silver Corp. (“Pan American”) (dated July 7, 2016, as amended January 16, 2017, and as amended and restated on June 29, 2018) and Newmont Corporation (“Newmont”) (dated June 29, 2018, as amended) (together, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Newmont and the Corporation have agreed that, among other things, each of Pan American and Newmont will:

•	have certain rights in respect of equity financings of the Corporation, including standard anti-dilution rights;

•	have demand qualification rights in specified circumstances in respect of the Corporation completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Corporation;

•	be obligated to give the Corporation notice and an opportunity to make an offer to acquire any royalty or metal stream that the shareholder contemplates granting; and

•	be entitled, depending on current shareholdings of the Corporation, to nominate individuals for election to the Board (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American and Newmont where:

•	Pan American’s shareholdings of the Corporation are equal to or exceed 50% of the Corporation’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Board; and

•	Newmont’s or Pan American’s shareholdings in the Corporation are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Board.

As at the date of this Circular, Newmont has nominated Blake Rhodes as its nominee and Pan American has not exercised its Board Nominee Right.

Pursuant to each Shareholder Agreement, provided the Corporation has endorsed and recommended nominees for election to the Board, at every meeting of the Shareholders at which the election of Directors is considered, each of Pan American and Newmont must:

•	vote its Common Shares in favor of the election of Management’s proposed nominees for election to the Board at every such meeting;

•	not effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation (other than any solicitation of proxies conducted by Management) against Management’s proposed nominees for election of the Board; and

•	vote its Common Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of Shareholders, including but not limited to, appointing the auditor of the Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of Directors, Officers, employees and consultants of the Corporation and other routine housekeeping matters.

BUSINESS OF THE MEETING

Financial Statements

The audited annual financial statements and Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2021 are available upon request from the Corporation or they can be found on SEDAR at www.sedar.com or on the Corporation’s website at www.maverixmetals.com. The audited annual consolidated financial statements for the year ended December 31, 2021, and the report of the auditors thereon will be placed before the Meeting.

Number of Directors

At the Meeting, the Corporation will ask shareholders to vote for the number of directors to be set at nine.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the number of directors to be set at nine.

Election of Directors

At the Meeting, Maverix will ask shareholders to vote for the election of the nine nominees proposed as Directors: Geoff Burns (Chair), Daniel O’Flaherty (CEO), J.C. Stefan Spicer, Dr. Christopher Barnes, Robert Doyle, Blake Rhodes, Brian Penny, David Scott and Tara Hassan.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the election of each of the nominees for Director.

The term of office of each of the current Directors expires at the Meeting. The persons named above have consented to be nominated for election at the Meeting as Management’s nominees. The Directors are elected at each annual general meeting of the Shareholders and hold office until the next annual general meeting of the Shareholders or until their successors are appointed unless the Director’s office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director.

For further information please see the section “Director Information” in this Circular.

Appointment of Auditors

At the Meeting, shareholders will be asked to appoint KPMG LLP, as auditor of the Corporation for the ensuring year and to authorize the directors to fix their remuneration.

During the years ended December 31, 2021, and 2020, the following fees were billed to the Corporation by its auditors:

Financial Year Ending		Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2021	C$	218,249	Nil	Nil	Nil
2020	C$	274,562	Nil	Nil	Nil

Notes:

(1)	Aggregate audit and review fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporations’ financial statements and which are not included under the head “Audit Fees”.
(3)	Tax advisory fees for ad hoc tax advice.
(4)	Aggregate fees billed for products and services other than billed under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of the auditors and the authorization for the directors to fix their remuneration.

Other Business

If other items of business are properly brought before the Meeting, you or your Proxyholder can vote on such items. As of the date of this Information Circular, the Corporation is not aware of any other items of business to be considered at the Meeting.

DIRECTOR INFORMATION

Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”), applicable only to uncontested elections of Directors, that provides that if any of the Nominees receives a greater number of votes withheld from his or her election than votes for election, that Nominee will promptly tender his or her resignation to the Chair following the Meeting. The Corporation’s Nominating and Governance Committee will consider the offer of resignation and recommend to the Board whether to accept the resignation. Absent any exceptional circumstances, the Board will accept the resignation. A Nominee that tenders a resignation under the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.

Within 90 days of the relevant Shareholder meeting, the Board must make its determination whether or not to accept the resignation and issue a news release either announcing the resignation of the Nominee or explaining the reasons justifying the decision not to accept the resignation. If a resignation is tendered and accepted, subject to applicable corporate law, the Board may leave the vacancy unfilled or may appoint a new director.

The full text of the Majority Voting Policy is available on the Corporation’s website at www.maverixmetals.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Nominees (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, or during the ten years preceding the date of this Circular has been, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)	has, within the ten years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes of paragraphs (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the Nominees (or any of their personal holding companies) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable security holder of the Corporation in deciding whether to vote for a proposed director.

Nominees

The Board and the Nominating, Governance and Sustainability Committee of the Corporation’s Board have determined that each of the nine nominees proposed to serve as directors possesses the necessary skill and qualifications to collectively comprise a highly effective board.

The following section provides biographical information about each nominee, including the nominees’ equity ownership in the Corporation. Information concerning each Nominee is based upon information furnished by such Nominee.

For additional information regarding compensation and minimum ownership requirements, please see “Director Compensation” in this section.

Profiles

Geoff Burns British Columbia, Canada Director Since: June 17, 2016 Independent	Committee Memberships: Compensation Committee (Chair) Nominating, Governance and Sustainability Committee
Principal Occupation: Chair of Corporation	Mr. Burns co-founded Maverix in 2016. Prior to this, Mr. Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has 35 years of experience in the precious metals mining and precious metals royalty and streaming industries. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University and a Master of Business Administration from York University. Mr. Burns has extensive experience throughout North and South America in mine operations and project development and has led numerous capital market transactions including placements of equity, debt and convertible debt, as well as having led numerous key acquisitions for both Pan American and Maverix.
Other Public Company Directorships: Elevation Gold Mining Corporation	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 6,423,608 (1) Restricted Share Units: 23,625
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,138,299 (99.28%)	858,379 (0.72%)

Note:

(1)	Mr. Burns exercises control or direction over 2,500 Common Shares that are registered in the name of E. Joan Burns, Mr. Burns’ mother.

J.C. Stefan Spicer Ontario, Canada Director Since: June 17, 2016 Independent	Committee Memberships: Nominating, Governance and Sustainability Committee (Chair) Audit Committee
Principal Occupation: Businessman	Mr. Spicer was previously the Chairman, President, and CEO of Central Fund of Canada Limited (“Central Fund”), positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 908,458(1) Restricted Share Units: 20,375
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	117,049,165 (98.36%)	1,947,513 (1.64%)

Note:

(1)	Mr. Spicer also holds 31,194 Options that expire on May 30, 2022.

Dr. Christopher Barnes Ontario, Canada Director Since: June 17, 2016 Independent	Committee Memberships: Audit Committee Compensation Committee Nominating, Governance and Sustainability Committee
Principal Occupation: Physician (retired)	Dr. Barnes is a retired physician who for over 20 years was Chief of Staff and Medical Director for the Blind River Hospital in Ontario. He is a former member of Blind River Hospital’s Board of Directors, serving on the executive, finance, and legal committees as the former Chairman of the hospital ethics and privacy function group. Furthermore, Dr. Barnes is the founder and former Board of Directors Chair of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and proficient businessman with over 25 years of experience in capital markets investing.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 669,478 (1) Restricted Share Units: 20,375
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,559,872 (99.63%)	436,806 (0.37%)

Note:

(1)	Includes 67,811 Common Shares registered in the name of Dr. Christopher Barnes and 601,667 Common Shares registered in the name of Christopher Barnes Medicine Professional Corporation.

Robert Doyle British Columbia, Canada Director Since: June 17, 2016 Independent (1)	Committee Memberships: N/A
Principal Occupation: Accountant (retired)	Mr. Doyle is formerly the Chief Financial Officer for Pan American, a position he served in from January 2004 to March 2022. He has a strong background in financial management, particularly in the metals market, after serving for six years as Senior Vice-President, Mining Finance and Metals Marketing with Standard Bank in New York prior to joining Pan American. Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 68,001 Restricted Share Units: 20,375
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,714,945 (99.76%)	281,733 (0.24%)

Note:

(1)	Mr. Doyle retired from Pan American effective March 31, 2022. Pan American has advised the Corporation that it will not be designating a nominee for election or appointment to the Board and, Effective March 31, 2022, Pan American will have no representation on the Board. Notwithstanding, Mr. Doyle has been nominated for election at the Meeting and, if elected, will continue to act as a director in his personal capacity and not as a representative of Pan American.

Blake Rhodes Colorado, United States Director Since: November 20, 2018 Non-Independent	Director Since: November 20, 2018	Committee Memberships: N/A
Principal Occupation: Senior VP, Strategic Development of Newmont	Mr. Rhodes is currently Senior VP, Strategic Development of Newmont. Mr. Rhodes previously served as VP, Corporate Development, VP, International Strategic Development and Senior Vice President, Indonesia for Newmont. Mr. Rhodes previously held the positions of Vice President/Deputy General Counsel, Corporate Development, Group Executive, Corporate Development and Vice President and General Counsel. Prior to joining Newmont in 1996 as Assistant General Counsel, Mr. Rhodes was an associate at the law firm of Kirkland & Ellis. Mr. Rhodes graduated from Iowa State University with a Bachelor’s Degree in Business Administration. Mr. Rhodes holds a Doctor of Jurisprudence degree from the University of Pennsylvania.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: Nil (1) Restricted Share Units: Nil
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,692,510 (99.74%)	304,168 (0.26%)

Note:

(1)	Mr. Rhodes serves as the representative of Newmont on the Corporation’s Board and internal policies of Newmont that are applicable to corporations in which Newmont holds a direct equity investment prohibit Mr. Rhodes from owning securities of the Corporation (including Common Shares, Options and RSUs).

Brian Penny Ontario, Canada Director Since: July 3, 2019 Independent	Committee Memberships: Audit Committee (Chair)
Principal Occupation: CFO of Wallbridge Mining Company	Mr. Penny is currently the CFO of Wallbridge Mining Company Limited. Mr. Penny has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and Chief Financial Officer of New Gold Inc. and the Vice President Finance and Chief Financial Officer of Kinross Gold Corporation. Mr. Penny is a CPA, CMA and holds a Diploma in Business (Accounting) from Cambrian College of Applied Arts & Technology.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 10,000 Restricted Share Units: 20,375
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,840,108 (99.87%)	156,570 (0.13%)

David Scott Ontario, Canada Director Since: July 3, 2019 Lead Director Since: January 30, 2020 Independent	Committee Memberships: Compensation Committee
Principal Occupation: Businessman; Former Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets	Mr. Scott was formerly the Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets. During his 20-year career at CIBC, Mr. Scott played an active role in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada and has extensive contacts in the mining and banking industries globally. Prior to joining CIBC, Mr. Scott held senior leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd. and Levesque Beaubien Geoffrion Inc.
Other Public Company Directorships: Kinross Gold Corporation	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 416,667 Restricted Share Units: 20,375
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,841,575 (99.87%)	155,103 (0.13%)

Daniel O’Flaherty British Columbia, Canada Director Since: May 30, 2017 Non-Independent	Committee Memberships: N/A
Principal Occupation: CEO of the Corporation	Mr. O’Flaherty co-founded Maverix in 2016. He has over 10 years of investment banking and Executive Officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President and a Director of Anthem United, and prior to that was the Executive Vice President of Corporate Development at Esperanza Resources. He was a director in the investment banking team of Scotia Capital in Vancouver where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings in the metals and mining sector. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honours, from the University of British Columbia
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 3,180,517(1) Restricted Share Units: 91,862
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,647,095 (99.71%)	349,583 (0.29%)

Note:

(1)	Common Shares are registered in the name of Vandelay Industries SEZC.

Tara Hassan British Columbia, Canada Director Since: November 19, 2020 Independent	Committee Memberships: Compensation Committee
Principal Occupation: Vice President, Corporate Development of SilverCrest Metals	Ms. Hassan currently serves as the Vice President, Corporate Development at SilverCrest Metals. Ms. Hassan is a mining engineer with over 15 years of industry experience including mine operations, project development, capital markets and mining technology. She spent the bulk of her career as a precious metals equity research analyst covering early-stage companies through to established producers. Ms. Hassan began her career working in mining operations in Northern Ontario. Ms. Hassan graduated from the Robert M. Buchan Department of Mining at Queen’s University and holds her P.Eng.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: Nil Restricted Share Units: 2,471
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2021	118,826,695 (99.86%)	169,983 (0.14%)

Meeting Attendance

The table below presents the attendance record of the Directors at Board and committee meetings held during 2021. Historically, most of the Directors attend the Corporation’s annual Shareholder meeting.

	Board Meetings		Audit Committee Meetings (1)		Nominating, Governance and Sustainability Committee Meetings		Compensation Committee Meetings
Director	#	%	#	%	#	%	#		%
Geoff Burns	5	100%	-	-	3	100%	4		100%
Daniel O’Flaherty	5	100%	-	-	-	-	-		-
J.C. Stefan Spicer	5	100%	4	100%	3	100%	-		-
Dr. Christopher Barnes	5	100%	4	100%	3	100%	4		100%
Robert Doyle (1)	5	100%	4	100%	-	-	-		-
Blake Rhodes	5	100%	-	-	-	-	-		-
Brian Penny	5	100%	4	100%	-	-	-		-
David Scott	5	100%	-	-	-	-	4		100%
Tara Hassan	5	100%	-	-	-	-	1	(2)	100	%(2)

Notes:

(1)	The members of the Audit Committee of the Corporation meet in camera with the Corporation’s auditors at each Audit Committee meeting. Mr. Doyle serves as a special advisor to the Audit Committee.

(2)	Ms. Hassan was appointed to the Compensation Committee on November 15, 2021, and as a result only attended one meeting during the year ended December 31, 2021.

DIRECTOR COMPENSATION

The compensation of the Directors is designed to attract and retain individuals with the relevant skills and knowledge to serve on the Board. The Corporation’s Director compensation will also serve to align the interests of the Directors with those of the Shareholders. The Director compensation program reflects the Corporation’s relative size and reinforces the importance of Shareholder value. Director compensation takes into account the time commitment, duties, and responsibilities of the Directors and as well as being benchmarked against Director compensation practices at comparable companies.

While Director compensation amounts are not based on corporate performance, the Board has instituted an annual formal performance assessment process to ensure Director effectiveness and engagement. In addition, the Board has instituted a minimum required shareholding for the Corporation’s Directors which is equal to three times the value of their annual retainer for being a member of the Board (“Board Shareholder Requirement”). Each Director has a period of four years to meet the Board Shareholder Requirement and as well any RSUs issued to a director will be counted towards the Board Shareholder Requirement. As of December 31, 2021, all members of the Board, with the exception of Blake Rhodes and Tara Hassan, had met or surpassed this requirement. In addition, the Chief Executive Officer, who is also a member of the Board, does not receive any additional compensation for being a Director. Blake Rhodes, who is a representative of a major shareholder of the Corporation is not permitted to own stock as determined by internal policies of the shareholder he is employed by. Ms. Hassan joined the Board on November 19, 2021.

There are several elements to the Director compensation program, which are all denominated in Canadian dollars:

1.	An annual retainer of C$50,000 paid once per financial year, in advance. The annual retainer is payable in cash. The Chair of the Board receives an annual retainer of C$200,000.

2.	An additional equity component of the annual retainer of C$80,000 is paid once per financial year, in advance, and is payable in Restricted Share Units.

3.	The following additional retainers are paid once per calendar year, in advance, in cash to the following persons:

(i)	C$20,000 to the Chair of the Audit Committee;

(ii)	C$12,000 to the Lead Director;

(iii)	C$10,000 to the Chair of the Nominating, Governance and Sustainability Committee;

(iv)	C$10,000 to the Chair of the Compensation Committee; and

(v)	C$7,500 to each of the members of the Audit Committee other than the Chair of the Audit Committee.

4.	Attendance meeting fees of C$1,000 per meeting are paid once a year, in arrears.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer (or “NEO”), for the Corporation’s most recently completed financial year (December 31, 2021):

Director	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Geoff Burns	175,114	63,104	Nil	Nil	965	239,183
J.C. Stefan Spicer	62,710	63,104	Nil	Nil	Nil	125,814
Dr. Christopher Barnes	57,977	63,104	Nil	Nil	Nil	121,081
Robert Doyle	44,173	63,104	Nil	Nil	Nil	107,277
Blake Rhodes(2)	Nil	Nil	Nil	Nil	Nil	Nil
Brian Penny	63,104	63,104	Nil	Nil	Nil	126,208
David Scott	56,794	63,104	Nil	Nil	Nil	119,898
Tara Hassan	41,806	63,104	Nil	Nil	Nil	104,910

Notes:

(1)	Dollar amounts in this table are reported in United States Dollars and have been converted from Canadian dollars using the FX Rate.

(2)	Mr. Rhodes serves on the Board as a representative of Newmont and pursuant to Newmont internal policies is not permitted to receive fees from the Corporation for his participation as a Board member.

Other than as discussed above, the Corporation has no arrangements, standard or otherwise, pursuant to which Directors who are not Named Executive Officers are compensated by the Corporation or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Corporation does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Corporation.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2021), to each of the Directors who are not Named Executive Officers:

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price(1)		Option Expiration Date	Value of Unexercised In-The-Money Options (2)		Number of Shares or Units of Shares That Have Not Vested(3)	Market or Payout Value of Share-based Awards That Have Not Vested(4)(5)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed
Geoff Burns	Nil		Nil	Nil		Nil	23,625	$102,868	Nil
J.C. Stefan Spicer	31,194	C$	2.80	May 30, 2022	C$	131,327	20,375	$88,716	Nil
Dr. Christopher Barnes	Nil		Nil	Nil		Nil	20,375	$88,716	Nil
Robert Doyle	Nil		Nil	Nil		Nil	20,375	$88,716	Nil
Blake Rhodes (6)	Nil		Nil	Nil		Nil	Nil	Nil	Nil
Brian Penny	Nil		Nil	Nil		Nil	20,375	$88,716	Nil
David Scott	Nil		Nil	Nil		Nil	20,375	$88,716	Nil
Tara Hassan	Nil		Nil	Nil		Nil	13,095	$57,018	Nil

Notes:

(1)	The stock option exercise price is set in Canadian dollars because that is the trading currency on the TSX.
(2)	Calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2021, of C$5.52 and subtracting the exercise price of the in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.
(3)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2021, and, as such, these Restricted Share Units remain unvested.
(4)	The figures in this column are calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2021, of C$5.52.
(5)	Dollar amounts in this column are reported in United States Dollars and have been converted from Canadian dollars using the FX Rate.
(6)	Mr. Rhodes serves on the Board as a representative of Newmont and pursuant to Newmont internal policies is not permitted to receive fees from the Corporation for his participation as a Board member.

Incentive Plan Awards – Value Vested or Earned During the Year

During the most recently completed financial year (December 31, 2021) no Directors who are not Named Executive Officers had any value vested in respect of incentive plan awards.

Director Share Ownership Requirements

Each director of the Corporation is required to hold Common Shares having a value equal to C$150,000 or roughly three times the annual retainer for a member of the Board, which will include the value of any restricted share unit rights granted to such Director. The calculation excludes any additional retainer paid to a director in his or her capacity as the Chair of the Board or any applicable Committee. The share ownership requirement must be met within 48 months from either (i) the Board’s approval of the Corporation’s Compensation Philosophy, being May 14, 2019, or (ii) on the applicable director’s joining of the Board.

As of the date of this Information Circular, all of the Directors, with the exception of Mr. Blake Rhodes and Ms. Tara Hassan, meet or exceed the share ownership requirements. Mr. Rhodes, as Newmont’s representative on the Board, is prohibited from owning securities of Maverix due to Newmont’s internal policies and procedures. Ms. Hassan joined the Board on November 19, 2020.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis section provides the details on the Corporation’s compensation program, including the program’s philosophy and objectives, the role of the Corporation’s Compensation Committee in connection with its oversight, administration, and stewardship of the compensation program. This section also provides the details of the determination of compensation for the Corporation’s executives.

Overview of Compensation Program

The Board has implemented the Corporation’s overall compensation program and policies (the “Compensation Program”) to steward the compensation practices of the Corporation. In accordance with the Corporation’s philosophy regarding compensation, the Compensation Program is built upon the following key principles:

•	Providing fixed and variable pay programs that remunerate employees for their responsibilities and link that compensation with individual and corporate performance.

•	Making cash and non-cash awards to acknowledge contributions and effort.

•	Promoting learning and development opportunities to support employees’ career development and the Corporation’s future management needs.

•	Providing compensation that provides security and protection for employees and their families.

The key strategic objectives of the Compensation Program are to:

1.	attract and retain high quality employees, and

2.	align management’s interests with shareholders’ interests.

Compensation is designed to attract, retain, and motivate high quality employees with the requisite skill sets by encouraging and motivating outstanding performance and contributions; linking pay with short and long-term performance results through a competitive base salary and annual bonus (as determined pursuant to the Corporation’s annual incentive plan (the “AIP”)); and provide flexibility to accommodate employees’ needs. The Compensation Program also aligns the interests of Management with the interest of Shareholders by awarding stock options, restricted common shares and restricted share units (as determined pursuant to the long-term incentive plan), that have upside and downside risk of returns tied to the Corporation’s share price performance. In addition, Management is subject to a share ownership policy requiring executives to own a minimum number of Common Shares of the Corporation.

Eligibility to participate in both the AIP and the Corporation’s Long-Term Incentive Plan (the “LTIP”) is extended to those persons having responsibility for influencing policy and strategy or for influencing the decisions and actions of others that will have a long-term impact on the Corporation’s growth and/or overall results. Participation in the LTIP may be restricted to employees that have been employed for a minimum of three months, however, at the discretion of the Board, grants may be made at any time to participants. In respect of participation in the AIP, base salary (“Base Salary”) is used as the primary basis for determining the point at which consideration for participation begins. However, it is not the sole determinant, and in certain situations a position at a lower Base Salary may have considerable impact on the success of the Corporation and in such circumstance, those positions could be considered for inclusion in the AIP.

The AIP and LTIP are both managed by the Compensation Committee as part of its oversight of the Compensation Program. Each of the AIP and LTIP can be modified or suspended at any time, at the Board’s discretion. Modifications may include, but are not limited to, the following: (1) modification of award targets, (2) reduction or increase of award grants, and (3) changes to or final determination of the mix of the annual participant’s award between the equity-based compensation arrangements in place.

Role of the Compensation Committee

The Compensation Committee is responsible for administering the Compensation Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees, be cost effective, while at the same time ensuring the Compensation Program is market competitive to attract and retain high quality employees.

The members of the Compensation Committee are Geoff Burns (Chair), Dr. Christopher Barnes, David Scott and Tara Hassan. Each of the members of the Compensation Committee are independent and possess strong analytical and logical review abilities and have experience with objectives and purposes of compensation programs. For further information please see the section “Board Committee Information – Compensation Committee” in this Circular.

Role of the CEO and President

The Chief Executive Officer (“CEO”) and President also each play an integral role with the Compensation Committee. The CEO and President complete an annual assessment of each executive’s performance and make a recommendation to the Compensation Committee on base salaries, annual bonuses, and LTIP performance-based awards. The Compensation Committee will take these recommendations into consideration in completing its review and in making its own recommendations to the Board. While the CEO and President may make recommendations with respect to their own compensation, the ultimate recommendation for Board approval with respect to CEO and President compensation is made by the Compensation Committee in its sole discretion.

Compensation Consultant

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties. The Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) as an independent compensation advisor to review and make recommendations regarding the compensation arrangements for its executive team and to recommend required changes to align pay elements and strategy with both current market practices and the Corporation’s business strategy. The report containing Lane Caputo’s recommendations, which benchmarks and compares the Corporation’s compensation practices for its NEOs to a select group of peer companies within the Corporation’s business sector, was used by the Compensation Committee to guide and assist it in determining the 2021 annual base salaries, bonuses, and equity-based compensation for the executive team. Lane Caputo also updates the peer group companies annually, to reflect the Corporation’s current size and stage of development and review the Corporation’s compensation program for continued alignment with current market practices, the Corporation’s business strategy and shareholder engagement.

The fees charged by Lane Caputo during the Corporation’s 2021 and 2020 financial years were as follows:

Nature of Fee		2021			2020
Executive Compensation-Related Fees	C$	28,000	(1)	C$	35,500
All Other Fees		Nil			Nil

Note:

(1)	Lane Caputo did less review.

Benchmarking

The Compensation Committee establishes compensation levels in part by benchmarking against similar companies. The following table summarizes the 2021 comparator/peer group of companies used for the purposes of determining the 2021 annual base salaries, annual bonus targets, and equity-based compensation awards. Lane Caputo in consultation with the Compensation Committee updates the comparator/peer group companies annually.

2021 Comparator/Peer Group

Royalty Companies	Mining Companies
Altius Minerals Corp. Metalla Royalty & Streaming Ltd. Nomad Royalty Company Ltd. Osisko Gold Royalties Ltd. Sandstorm Gold Ltd. Triple Flag Precious Metals Corp.	Argonaut Gold Inc. Aura Minerals Inc. Dundee Precious Metals Inc. Endeavor Silver Corp. Fortuna Silver Mines Inc. IAMGOLD Corp.	Jaguar Mining Inc. McEwen Mining Inc. New Gold Inc. Torex Gold Resources Inc. Wesdome Gold Mines Ltd.

Compensation Elements

The Corporation compensates Officers with a package typically including the primary components of Base Salary, the AIP and the LTIP compensation.

The table below summarizes the components of the 2021 Compensation Program:

	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities.

Established by the Board in the first quarter of each year for the current 12-month period ending in December of that same year.

Determined, in part, by reference to: (i) relative industry and market information, including the Comparator Group, (ii) responsibilities inherent in the recipient’s position, as well as the recipient’s experience, qualifications, competency and past performance, and (iii) the location of the recipient, as differences exist in the competitive marketplace for talent located in various jurisdictions.

Annual Incentive Plan Compensation (AIP)	Focuses recipients on the short and long term accretive profitable growth of the Corporation’s net asset value per share, attributable gold equivalent production per share and net cash flow per share, through the achievement of annual operating plans, budgets, and acquisition objectives.

Awards are based on annual corporate and individual performance.

Performance is measured against objectives that have been firmly established at the beginning of the year. Awards are payable in cash, equity, or a mixture of both, at the discretion of the Board.

Long Term Incentive Plan Compensation (LTIP)	Focuses recipients on creating long-term shareholder value and aligns their interests with those of shareholders.	Provides annual grants to recipients of equity-based compensation. Each grant is governed by the terms of the applicable equity-based compensation arrangement.
Health & Other Benefits	Attracts and retains highly qualified personnel.	MSP, Extended Health and Group Insurance.

Base Salary

In determining a recipient’s base salary, the Compensation Committee will consider recommendations made by the Corporation’s CEO and President as well as the remuneration paid to executives with similar titles at the companies included in the comparator group. The Compensation Committee will also consider the responsibilities of an individual’s position, the experience of that individual, his or her past performance and as well as overall market, industry, and economic conditions. As noted above, base salaries are established by the Board, based on the recommendations of the Compensation Committee, in the first quarter of each year for the current 12-month period ending in December of that same year.

The base salaries for the year to end December 31, 2022, have been determined as follows:

Named Executive Officer	2021 Base Salary	2022 Base Salary	Change
Daniel O’Flaherty	$394,400	$406,232	3%
Ryan McIntyre	$394,400	$406,232	3%
Matt Fargey	$260,304	$272,136	5%
Brent Bonney	$260,304	$272,136	5%
Brendan Pidcock	$260,304	$272,136	5%
Warren Beil	$260,304	$272,136	5%

Note:

(1)	The base salaries are paid in Canadian dollars. Amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the FX Rate.

Annual Incentive Plan

The AIP’s purpose is to improve the Corporation’s performance through the efforts of those in positions that can significantly influence the Corporation’s results. The AIP’s purpose is achieved by being designed to attract, retain, and reward those personnel that are essential to the successful operation of the Corporation’s business. The AIP focuses senior Management on the short and long-term accretive growth of the Corporation and provides defined rewards in proportion to how well significant previously established corporate objectives are achieved.

Each participant will have an established target for their annual incentive award, which will be defined as a percentage of Base Salary. The target for each participant is determined by virtue of his or her position and the influence that position can have on the Corporation’s annual performance. Achieving the target will be based on the performance of the Corporation and on the performance of the individual participant.

Awards under the AIP for the CEO and President for the financial year ended December 31, 2021, were based 75% on corporate performance and 25% on individual performance and for all other participants are based 50% on corporate and 50% individual performance with two key concepts underling both corporate objectives and individual performance:

•	Stretch: refers to the extra application of skills and concentrated effort that will be required to reach or exceed the established objectives. Unless the objectives are considerably beyond normal expectation, payment of bonus compensation is difficult to justify.

•	Accountability: stresses the fact that action to attain objectives must be within the authority and responsibility of the individual involved.

The ratio of corporate to individual performance may be adjusted from year to year by the Board, depending on the level of focus desired between corporate and individual performance.

Corporate Objectives/Goals

Corporate performance is measured against annual corporate objectives developed and established at the beginning of the fiscal year. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and/or short-term (one year or less) nature.

The corporate objectives are objectives established by the Compensation Committee and approved by the Board. These objectives are the four or five most critical areas to be measured, which, when achieved, would be expected to contribute to the annual success of the Corporation. Typically, these objectives will include annual attributable gold equivalent ounces acquired and sold, annual revenue, changes to net asset value, net cash flow per share, earnings per share, and new growth initiatives (i.e., royalty or stream acquisitions).

Performance FactorsCorporate objectives are evaluated at the end of the year and a corresponding performance factor is applied to each. Performance factors will typically be based on an objective evaluation of results, but it may be appropriate, in certain situations, to utilize a subjective evaluation. The performance factors are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.

At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 150% of the goal is met, the performance factor is 1.5; if 200% of the goal is met, the performance factor is 2.0. If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50. Achieving anything below 80% of an objective receives a performance factor of 0.

The performance factors listed in the table below are guidelines to be used when performance results are measured:

Factor	Performance Level Achieved(1)
2.00	Outstanding achievement, far in excess of expectation
1.50	Goal is materially exceeded
1.00	Goal achieved
0.50	Goal not achieved, but significant progress/effort made
0.00	Not satisfactory

Note:

(1)	Evaluation of the objective may indicate that a performance factor somewhere between the stated factors is appropriate, such as a 1.15 rather than 1.0 or 1.50, which determination is at the discretion of the Compensation Committee.

Individual Performance

Individual objectives and performance expectations are developed and set on an annual basis. On an annual basis, supervisors and employees will agree on the key responsibilities and tasks for that individual, as well as how successful accomplishment will be measured.

Recommendations and Timing of Payment

Incentive recommendations are made after the end of the calendar year when all financial and other data used to measure performance for the preceding financial year has been finalized. The recommendation includes a brief description of each objective, the weight assigned to the objective and the Compensation Committee’s evaluation of the results achieved. The evaluation will include both a brief narrative and the performance factor assigned to each objective.

Long Term Incentive Plan

The LTIP is designed to not only attract and retain those executives and senior managers essential to the future growth of the Corporation, but also create a sense of ownership for key employees of the Corporation and/or its affiliates who, in the judgement of the Board, will be largely responsible for the Corporation’s growth and success. A key element of the LTIP is the focusing of participant’s attention on share price appreciation in the long-term. The LTIP aligns the interest of the participants with interests of the Corporation and its shareholders by linking a portion of the individual’s compensation to the long-term performance of the Corporation as reflected by the price of the Corporation’s Common Shares.

Targets

Each participant has an established target for his/her annual LTIP incentive grant, which is defined as a percentage of his or her annual base salary. Each participant’s target is directly dependent on his or her responsibilities and contribution and shall be determined by virtue of his or her position and the influence that position can have on the Corporation’s long-term performance.

For example, if a participant’s base salary is $150,000 and his or her target is 40% then his or her “Annual Target” will be calculated as follows: $150,000 x 40% = $60,000. The resulting $60,000 is the participant’s annual target under the LTIP, which is then payable in grants pursuant to the Corporation’s equity-based compensation arrangements.

Types of Award Grants

Participants may be offered a selection of types of awards based on the following and subject to the following limitations as described:

•	Options: Up to 75% of the annual award grant may be made available as options to purchase Common Shares (“Options”). The number of Options is to be determined using the modified Black-Scholes option-pricing model, based on either: (1) the weighted average closing price of the Common Shares on the TSX for the five trading days prior to the date the Option is granted, or (2) the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date the Option is granted. Options will have a five-year term, and vest in three equal instalments commencing on the first anniversary of the grant date. A summary of the Corporation’s Option Plan (the “Option Plan”) is set out under the section titled “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option and Compensation Share Plan” in this Circular.

•	Restricted Compensation Shares: Up to 50% of the annual award grant may be made available as restricted Compensation Shares, with a two year no trading legend. Restricted Compensation Shares will be priced based on the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date of the Board approval of the LTIP payments. All restricted Compensation Shares will be issued net of statutory withholdings.

•	Restricted Share Units: Between 25% to up to a maximum 50% of the annual award grant may be made available as RSUs. The RSUs will be granted pursuant to the terms of the Corporation’s Amended and Restated RSU Plan (the “RSU Plan”). RSUs may vest within three years of the date of grant and can be settled in cash or Common Shares at the discretion of the Board. Currently, all RSUs that have been granted will vest at three years from the date of the applicable grants. A summary of the RSU Plan is set out under the heading “Securities Authorized for Issuance Under Equity Compensation Plans – Restricted Share Unit Plan” in this Circular.

Recommendations and Timing of Payment

Awards under the LTIP will occur at the discretion of the Board but are typically made in the first quarter following the Corporation’s most recently completed financial year. The Board also has absolute discretion as to the type and mix of award grant made pursuant to the Corporation’s applicable equity-based compensation arrangements in place.

Nothing in the LTIP requires the issue or distribution of any award in any given year or the distribution to any person. No person has any right to receive a distribution of any award in a year, whether other persons receive such awards in such year. The receipt by a recipient in any year of such awards shall not create any entitlement to the receipt of any such awards by such recipient in any other year.

2021 Compensation Breakdown

2021 AIP Targets and Evaluation

The 2021 targets for the AIP for the Named Executive Officers were as follows:

NEO	2021 Base Salary	AIP Target	AIP Target
Daniel O’Flaherty	$394,400	80%	$315,520
Ryan McIntyre	$394,400	80%	$315,520
Matt Fargey	$260,304	70%	$182,213
Brent Bonney	$260,304	70%	$182,213
Brendan Pidcock	$260,304	70%	$182,213
Warren Beil	$260,304	70%	$182,213

Note:

(1)	Dollar amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the FX Rate.

The AIP objectives for 2021 included but were not limited to:

Corporate Goal/Objective	Description	Value Weighting	Factor Achieved	Achievements
Asset Portfolio Growth	Acquisition of assets that increase various per share metrics, including attributable Gold Equivalent Ounce (“GEO”) production, attributable reserves and resources, cash flow, total assets, and or organic growth from existing assets			Successful completion of three accretive transactions that expanded the asset portfolio and added immediate significant cash flow. Negotiated increase to El
				Mochito silver stream.
		30%	37.5%	First gold pour at the Camino Rojo Mine and multiple new discoveries at the Beta Hunt mine.
Portfolio Performance	Actual GEO production versus budgeted estimate	5%	8.75%	A record of over 32,0000 attributable gold equivalent ounces for the full year of 2021, exceeding
	Actual GEO production versus announced guidance	5%	7.50%	the annual guidance for attributable gold equivalent ounces.
	General and administrative cost control versus budgeted estimate	5%	5.00%	General and administrative cost control achieved.
Share Price Performance	Cumulative two-year relative return versus gold price	5%	0.00%	Goal not achieved.
	Cumulative two-year relative return versus external benchmarks	10%	2.50%	Goal not achieved but progress made for share price performance versus external benchmarks.
	Cumulative two-year relative return versus the Comparator Group	5%	0.00%	Goal not achieved.
Increase Market Profile	Improvement in trading liquidity over prior year	10%	5.00%	Continued relative improvement in the trading liquidity of the Company on both the TSX and NYSE American, and the Company’s inclusion in the VanEck Vectors Junior Gold Miners ETF (the “GDXJ”).
Management of Capital Structure - Debt or Equity Financings	Increase available capital for acquisitions during the year	10%	15.00%	Expansion of the credit facility to $160,000,000.

Filed new base shelf prospectus to facilitate potential future offerings.

Significant improvement to Corporation’s balance sheet by arriving at a net cash position for the year ended December 31, 2021.

Recorded record revenue of $57,500,000 and cash flows of $43,200,000 from its operating activities for the year ended December 31, 2021, with record net income of $24,100,000.

Organizational Development	Considerations include growth of Management team, implementation of new policies and controls, and adherence to current policies and controls.	15%	30.00%	Outstanding achievement with implementation of new policies and controls in respect of ESG initiatives, and an internal review of the Corporation’s asset portfolio.
Total		100%	111.25%

2021 LTIP Targets and Awards

The 2021 targets for the LTIP for the NEOs were as follows:

NEO	2021 Base Salary	LTIP Target	LTIP Target
Daniel O’Flaherty	$394,400	120%	$473,280
Ryan McIntyre	$394,400	120%	$473,280
Matt Fargey	$260,304	90%	$234,274
Brent Bonney	$260,304	90%	$234,274
Brendan Pidcock	$260,304	90%	$234,274
Warren Beil	$260,304	90%	$234,274

Note:

(1)	Dollar amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the FX Rate.

In respect of the 2021 LTIP awards made to the NEOs, the Board determined that the awards would be paid out at 130% for each of Messrs. O’Flaherty and McIntyre and 100% for each of Messrs. Fargey, Bonney, Pidcock and Beil.

The following awards were made to the NEOs in respect of the LTIP:

NEO	2021 LTIP Award(1)	Number of Stock Options(2)	Number of Restricted Share Units(3)
Daniel O’Flaherty	$512,720	211,172	52,167
Ryan McIntyre	$512,720	211,172	52,167
Matt Fargey	$260,304	107,211	26,485
Brent Bonney	$260,304	107,211	Nil(4)
Brendan Pidcock	$260,304	107,211	26,485
Warren Beil	$260,304	107,211	26,485

Notes:

(1)	Dollar amounts in this table are presented in United States dollars and have been converted from Canadian dollars using the FX Rate.
(2)	Stock options have an exercise price of C$6.23 being the closing price of the Common Shares on the TSX on the award date. The number of stock options granted was calculated using a Canadian dollar amount of the LTIP Award (C$650,000 for each of Messrs. O’Flaherty and McIntyre and C$330,000 for each of Messrs. Fargey, Bonney, Pidcock and Beil).
(3)	Restricted Share Units use a reference price of C$6.23 per Restricted Share Unit based on the closing price of the Corporation’s Common Shares on the TSX on the award date. The number of restricted share units awarded was calculated using a Canadian dollar amount of the LTIP Award.
(4)	Mr. Bonney elected not to receive any RSUs and instead he elected to receive a portion of his LTIP Award in restricted Common Shares and was awarded 26,485 restricted Common Shares.

Performance Graph

The following graph shows the change in value of C$100 invested in our Common Shares between December 31, 2016, and December 31, 2021 (the last trading day of 2021), compared to C$100 invested in the S&P TSX Composite Index.

		12/31/2016		12/31/2017		12/31/2018		12/31/2019		12/31/2020		12/31/2021
Maverix Metals Inc.	C$	100.00	C$	114.91	C$	150.31	C$	205.28	C$	219.77	C$	173.28
S&P/TSX Composite Index	C$	100.00	C$	106.03	C$	93.69	C$	111.62	C$	114.04	C$	138.82

Executive Compensation Details

Named Executive Officers

For the purposes of this section of the Circular, the following six (6) individuals are referred to as the NEOs:

Daniel O’Flaherty	CEO and Director
Ryan McIntyre	President
Matthew Fargey	Chief Financial Officer (“CFO”)
Brendan Pidcock	Vice President, Technical Services
Brent Bonney	Vice President, Corporate Development
Warren Beil	General Counsel and Corporate Secretary

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services for the NEOs for the three most recently completed financial years of the Corporation:

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary or Retainer ($)(1)	Share- Based Awards(2) ($)	Option Based Award(3) ($)	Annual ($)(4)	Long- Term ($)	All other Compensation ($)(4)	Total Compensation ($)
Daniel O’Flaherty CEO & Director	2021 2020 2019	394,400 369,138 354,154	256,360 101,513 79,685	256,360 304,539 239,054	347,072 413,435 467,483	Nil Nil Nil	Nil Nil Nil	1,254,192 1,188,624 1,140,376
Ryan McIntyre (6) President	2021 2020 2019	394,400 361,284 34,485	256,360 198,706 288,713	256,360 198,706 288,713	347,072 406,445 Nil	Nil Nil Nil	Nil Nil Nil	1,254,192 1,165,141 611,910
Matt Fargey CFO	2021 2020 2019	260,304 251,328 230,970	130,152 47,124 43,307	130,152 141,372 129,921	209,545 211,116 228,660	Nil Nil Nil	Nil Nil Nil	730,153 650,939 632,858
Warren Beil General Counsel	2021 2020 2019	260,304 251,328 230,970	130,152 94,248 86,614	130,152 94,248 86,614	200,434 226,195 228,660	Nil Nil Nil	Nil Nil Nil	721,042 666,019 632,858
Brendan Pidcock (7) VP Technical Services	2021 2020 2019	260,304 224,330 117,261	130,152 36,521 113,868	130,152 109,563 329,132	200,434 167,500 38,928	Nil Nil Nil	Nil Nil Nil	721,042 537,914 599,189
Brent Bonney VP Corporate Development	2021 2020 2019	260,304 251,328 230,970	130,152 47,124 43,307	130,152 141,372 129,921	200,434 211,116 228,660	Nil Nil Nil	Nil Nil Nil	721,042 650,939 632,858

Notes:

(1)	Salaries and cash payments pursuant to the AIP for the NEOs are paid in Canadian dollars and converted to United States dollars for the purposes of reporting in this summary compensation table. The following exchange rates were used: for the financial year ended December 31, 2021, the FX Rate, for the financial year ended December 31, 2020, as quoted by the Bank of Canada, CAD$1.00 = US$0.7854, and for the financial year ended December 31, 2019, as quoted by the Bank of Canada, CAD$1.00 = US$0.7699.
(2)	The dollar amounts in this column represent Restricted Share Units which were granted by the Corporation during the years as stated. The dollar amounts in this column for the financial year ended December 31, 2021, and December 31, 2020, represent Common Shares of the Corporation which were granted either during the year in question or in the case of Annual Incentive Plan Compensation Shares, the year in which they were earned. The amounts in this column relating to Restricted Share Units are calculated by multiplying the grant date fair value of the Restricted Share Units (the closing price of the shares on the TSX on the grant date) by the number of Restricted Share Units granted. The amounts in this column relating to Compensation Shares were calculated by multiplying 90% of the weighted average closing price of the Common Shares for the five trading days prior to the date of the Director’s approval of the annual incentive payments by the number of Compensation Shares issued. The amounts in this column have been converted to United States dollars using the exchange rates as stated in Note (1) immediately above.
(3)	The Black-Scholes model is used as the methodology to calculate grant date fair value ($1,539) and relied on the following weighted average assumptions and estimates for 2021 calculations: grant date share price and exercise price of $6.23, a factor of 0.80, expected stock price volatility of 35.0%, risk free interest rate of 2.18%, assumption of annual rate of dividends of 1.01%, and expected five year option life. The dollar amounts in this column for the financial years ended December 31, 2021, 2020 and 2019 represent Options which were granted by the Corporation during 2022, 2021 and 2020. Canadian dollars have been converted to United States dollars to present the information in this column using the exchange rates stated in Note (1) above.
(4)	Amounts in this column were paid by the Corporation as annual cash bonuses under the AIP and the amounts have been converted from Canadian dollars to United States dollars using the exchange rates as stated in Note (1) above.
(5)	All other compensation includes payment of statutory deductions related to certain one-time Compensation Shares issued to certain NEOs, when they joined the Corporation.
(6)	Mr. McIntyre was appointed President of the Corporation on November 25, 2019 and was granted certain equity awards at the date of his commencement of employment with the Corporation. Mr. McIntyre was granted certain equity awards at the date of his commencement of employment with the Corporation.
(7)	Brendan Pidcock was appointed as Vice President, Technical Services on September 1, 2020.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2021), including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)(5) ($)	Number of Shares or Units of Shares That Have Not Vested(3)	Market or Payout Value of Share- based Awards That Have Not Vested ($)(4)(5)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed
Dan O’Flaherty CEO	249,944 122,070 263,363 267,760 249,840	2.80 3.30 5.18 5.17 6.57	April 28, 2022 May 31, 2023 April 3, 2024 March 10, 2025 March 26, 2026	536,264 213,761 70,632 73,923 Nil	39,695	172,839	Nil
Ryan McIntyre President	268,313 163,015	5.83 6.57	Dec 12, 2024 March 26, 2026	Nil Nil	70,671	307,714	Nil
Matt Fargey CFO	150,000 219,725 142,655 145,520 115,980	2.80 3.30 5.18 5.17 6.57	April 28, 2022 May 31, 2023 April 3, 2024 March 10, 2025 March 10, 2025	321,830 384,768 38,259 40,175 Nil	20,010	87,127	Nil
Brendan Pidcock VP Technical Services	50,000 89,255 59,925	6.48 5.17 6.57	August 9, 2024 March 10, 2025 March 26, 2026	Nil 24,642 Nil	14,155	61,634	Nil
Brent Bonney VP Corporate Development	150,000 195,315 142,655 145,520 115,980	2.80 3.30 5.18 5.17 6.57	April 28, 2022 May 31, 2023 April 3, 2024 March 10, 2025 March 26, 2026	321,830 342,023 38,259 40,175 Nil	20,010	87,127	Nil
Warren Beil General Counsel	125,000 131,683 97,015 77,320	3.30 5.18 5.17 6.57	May 31, 2023 April 3, 2024 March 10, 2025 March 26, 2026	218,892 35,316 26,784 Nil	40,025	174,276	Nil

Notes:

(1)	The exercise price per share of the stock options is denominated in Canadian dollars as that is the currency that shares of the Corporation trade in on the facilities of the TSX.
(2)	Calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2021, of C$5.52 and subtracting the exercise price of the in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.
(3)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2021 and, as such, these Restricted Share Units remain unvested.
(4)	The figures in this column are calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2021, of C$5.52.
(5)	Canadian dollar amounts have been converted to United States dollar amounts using the FX Rate.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2021) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested(1)(2)	Share-Based Awards – Value Vested(2)	Non-Equity Incentive Plan Compensation Value Earned
Daniel O’Flaherty CEO	$303,531	Nil	Nil
Ryan McIntyre(3) President	Nil	$135,722	Nil
Matt Fargey CFO	$164,666	Nil	Nil
Brendan Pidcock VP Technical Services	$46,820	Nil	Nil
Brent Bonney VP Corporate Development	$164,666	Nil	Nil
Warren Beil General Counsel	$131,640	Nil	Nil

Notes:

(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Common Shares on the TSX on March 10, 2021, April 3, 2021, August 9, 2021 and December 12, 2021 of $6.50, $6,75, $5.82 and $5.35, respectively, being the dates on which Options vested during the year ended December 31, 2021 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Common Shares on the date of exercise.
(2)	Canadian dollar amounts have been converted to United States dollar amounts using the FX Rate.
(3)	Mr. McIntyre was appointed President of the Corporation on November 25, 2019.

Pension Plan Benefits

The Corporation and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Base Salary paid to each NEO during the 2021 financial year was paid pursuant to executive employment agreements for each of Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil, respectively (the “Employment Agreements”).

The terms of the Employment Agreement for each of Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil include the following:

•	Base Salaries as set out in the summary Compensation table above.

•	Change of control provisions which stipulate that upon a change of control of the Corporation and if the NEO resigns for “good reason” and provides the Corporation with written notice, each of the NEOs are entitled to:

1.	the NEO’s Base Salary through to the date of his resignation,
2.	a cash payment equivalent to two times the sum of the respective Base Salary in addition to benefits in certain situations,
3.	a payment in lieu of further AIP and LTIP awards in an amount which shall be equal to two times the NEO’s average annual target AIP and LTIP payment for the two years immediately preceding the year in which the NEO’s resignation occurs,
4.	reimbursement of certain expenses, and
5.	payment for any vested Options granted to the NEO under the LTIP prorated based on the date of the NEO’s resignation.

•	“Good reason” is defined to mean any of the following:

1.	without the express written consent of the NEO, any material change, or series of changes in the status of the NEO,
2.	a reduction by the Corporation in the NEO’s Base Salary,
3.	the taking of any action by the Corporation, or the failure by the Corporation to take any action, that would materially adversely affect the NEO’s participation in, or materially reduce the NEO’s benefits, or
4.	a material change to the NEO’s normal work location made unilaterally by the Corporation.

The following table describes the estimated potential payments and benefits under the Offers of Employment to which the Named Executive Officers would have been entitled if a termination of employment or change in control occurred on December 31, 2021, at which time Maverix’s Share price was $5.52 per Share on the facilities of the Toronto Stock Exchange. The actual amounts to be paid out can only be determined at the time of the NEO’s departure from the Corporation. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms, or operation in favor of the NEOs. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and LTIP and AIP awards.

NEO	Termination on a Change of Control ($)(1)
Daniel O’Flaherty
Cash severance	2,333,232
Payment for vested equity awards	1,776,666
Ryan McIntyre
Cash severance	2,300,103
Payment for vested equity awards	728,532
Matt Fargey
Cash severance	1,315,491
Payment for vested equity awards	1,250,144
Brendan Pidcock
Cash severance	1,242,921
Payment for vested equity awards	265,424
Brent Bonney
Cash severance	1,315,491
Payment for vested equity awards	1,205,407
Warren Beil
Cash severance	1,314,213
Payment for vested equity awards	733,590

Note:

(1)	Amounts in this column are presented in United States dollars have been converted from Canadian dollars using the FX Rate.

•	Daniel O’Flaherty, Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil were eligible for the following benefits: Extended Health and Group Insurance. Daniel O’Flaherty was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enroll Mr. O’Flaherty in the Extended Health and Group Insurance Plan.

•	Ryan McIntyre was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enrol Mr. McIntyre, a resident of the United States, in the Extended Health and Group Insurance plans.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,530,341	(1)	5.32	5,469,659	(1)
Equity compensation plans not approved by securityholders	Nil		Not applicable	Not applicable
Total	4,530,341		5.32	5,469,659

Notes:

(1)	As of the Record Date: 642,479 Compensation Shares have been issued under the Option Plan and 540,613 RSUs have been issued and are outstanding under the RSU Plan, which RSUs may be settled in cash or Common Shares.

Stock Option and Compensation Share Plan

The following is a summary of the principal terms of the Option Plan. All information in this section is presented in respect of the Option Plan that is in force as of the date hereof and not further amended.

The Option Plan enables the Directors, Officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options to purchase Options, to acquire an increased proprietary interest.

The Board maintains the authority to award Equity Compensation, including Options and Common Shares (“Compensation Shares”), to the NEOs in such amounts and on such terms as the Board determines in its sole discretion and in accordance with the LTIP. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account when granting awards under the LTIP. The Board maintains the authority to award compensation under the AIP which awards are determined at the end of the financial year based on the performance of the Corporation and the individual NEO relative to the annual objectives for the Corporation that were established at the beginning of the financial year and the NEO’s individual performance.

Currently, the Option Plan provides that a maximum of 10,000,000 Common Shares issuable pursuant to Options granted or Compensation Shares issued under the Option Plan are reserved for issuance for eligible participants, representing 6.8% of the issued and outstanding Common Shares as at the Record Date. Currently, the number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 13,000,000 Common Shares (8.9% of the total number of issued and outstanding Common Shares as at the Record Date). The AIP and LTIP operate using these limits as described and are subject to the restrictions identified above.

The Option Plan, administered by the Board, governs the granting of Options and Compensation Shares to Directors, Officers, employees and consultants of the Corporation and its affiliates. The Board has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will vest and be exercisable. Options, however, may only be exercisable for a maximum of ten years from the grant date. The exercise price of Options is determined by the Board, but such price shall be no less than the market price of the Common Shares as at the grant date. The Board also has the discretion to determine to whom Compensation Shares will be granted in consideration of the fair value of the contribution of the Corporation by the recipient as determined, but such price shall not be less than the market price of the Common Shares on the issue date. Market price on a particular date is determined based on the volume weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately preceding the relevant date.

In addition, the number of Common Shares which may be issuable under the Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements are subject to the following:

(a)	the number of Common Shares issuable to insiders, at any time, under the Option Plan, together with the aggregate number of Common Shares issuable to insiders under any other security-based compensation agreement, shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis;

(b)	the number of Common Shares issued to insiders under the Option Plan, together with the aggregate number of Common Shares issued to insiders under any other security-based compensation arrangement, within any one-year period shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis; and

(c)	the number of Options and Compensation Shares granted to non-employee directors under the Option Plan, in combination with all other equity awards granted to non-employee directors under any other security-based compensation arrangements, shall be limited to an annual equity award value of $150,000 per non-employee director, provided that the total value of Options issuable to any one non-employee director in any one-year period shall not exceed $100,000.

The Corporation’s annual burn rate for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year, was 1.08% in fiscal 2019, 0.69% in fiscal 2020, and 0.56% in fiscal 2021.

An Option is personal to the grantee and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the contract, employment, or appointment of an Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for retirement, death or for cause, the Options held by such Option holder must be exercised within 120 days of the date of termination of the Option holder’s contract, employment, or appointment with the Corporation. If the Option holder is terminated for cause, the Options held by such Option holder terminate and are cancelled upon the Option holder ceasing to be a Director, Officer, employee or consultant of the Corporation or its affiliates. If the Option holder ceases to be a director, officer, employee, or consultant of the Corporation due to retirement, death or disability, each vested Option held by such holder shall be exercisable at any time up to but not after the earlier of the expiry date of such options and the date which is 12 months after the date of retirement, death or disability.

In lieu of exercising Options by delivery of a notice along with payment, with the prior written approval of the Board, any Option holder may elect to transfer and dispose of a specified number of vested Options to the Corporation in exchange for a number of Common Shares with a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Corporation (“Net Settlement”). Upon the Net Settlement of Options, the Corporation shall deliver to the Option holder a number of fully paid and non-assessable Common Shares based on the difference between the price of such Options and fair market value of the Common Shares.

Where an option expires during a period when, pursuant to the policies of the Corporation, securities of the Corporation may not be traded by certain persons (“Black-Out Period”), the term of such Option will be extended to a date which is 10 trading days following the end of such Black-Out Period.

The Corporation retains the right to amend or terminate the terms and conditions of the Option Plan without seeking Shareholder approval with respect to the following:

•	altering, extending or accelerating the terms and conditions of vesting of any Options;

•	accelerating the expiry date of Options;

•	amending or modifying the mechanics of exercise of Options provided, however, payment in full of the Option price for the Common Shares shall not be so amended or modified;

•	effecting amendments of a “housekeeping” or ministerial nature;

•	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the applicable exchange(s));

•	effecting amendments respecting the administration of the Option Plan;

•	effecting amendments necessary to suspend or terminate the Option Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

•	amendments that increase the number of Common Shares issuable under the Option Plan;

•	any amendment that extends the term of Options beyond the original expiry;

•	any reduction in the Option price of an Option or cancellation and reissuance of Options or other entitlements;

•	any amendment that would remove or exceed the participation limits;

•	any change to the class participants eligible to participate under the Option Plan;

•	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the applicable exchange(s));

•	any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than for normal estate planning and settlement purposes; and

•	any amendment to increase the ability of the Board to amend the Option Plan without Shareholder approval.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Restricted Share Unit Plan

The Corporation established the RSU Plan in 2019, which plan was subsequently amended, restated and approved by the shareholders of the Corporation on June 30, 2020 in order to make the terms of the RSU Plan consistent with the provisions of the TSX Company Manual and other TSX-listed companies generally. The following is a summary of the principal terms of the RSU Plan in force as of the date hereof.

The RSU Plan is administered by the Board as further described below. The RSU Plan enables the Corporation to attract, retain and motivate Directors, Officers, employees, consultants and consultant companies (“Eligible Persons”). The RSU Plan provides that RSUs may be granted by the Board to Eligible Persons as a discretionary payment in consideration for significant contributions to the long-term success of the Corporation.

Pursuant to the terms of the RSU Plan, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan from treasury: (a) shall not exceed 3,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders, representing 2% of the issued and outstanding Common Shares as at the Record Date; and (b) in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 13,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan shall be reduced by that number of RSUs which are issued in accordance with the provisions of the RSU Plan.

As at the Record Date, 540,613 Restricted Share Units have been awarded under the RSU Plan, which if all of the Restricted Share Units that have been awarded are settled in Common Shares will represent 0.4% of the issued and outstanding Common Shares.

In addition, the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, within a 12-month period:

(a)	the number of Common Shares issuable to insiders, at any one time, under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)	the number of Common Shares issued to insiders, within any one-year period, under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(c)	the number of RSUs granted to non-employee Directors under the RSU Plan, in combination with all of the Corporation’s other previously established or proposed share compensation arrangements, shall be limited to an annual equity award value of $150,000 per non-employee Director, provided that the total value of stock options issuable to any one non-employee Director in any one-year period shall not exceed $100,000.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on the Redemption Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the fair market value of a RSU. The “Redemption Date” in respect of any Restricted Share Unit means: the third anniversary of the grant date on which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such RSU, or (ii) there is a change of control, the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment. The Board, in its sole discretion, shall determine the vesting schedule of each RSU grant.

Subject to the terms of the RSU Plan (which may require the Corporation to obtain Shareholder and/or regulatory approval), the Board may from time to time amend or revise the terms of RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval (including, where applicable, the approval of the applicable exchange), the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, to change the method of calculation of the redemption of RSUs held by Eligible Persons including insiders, to cancel and reissue RSUs or substitute the RSUs with other awards or cash, to provide an extension to the term for the redemption of RSUs held by Eligible Persons and insiders, to remove or exceed the participation limits for insiders, to allow for the transfer or assignment or RSUs other than by will or the laws of decent and distribution, to amend the eligibility for participation under the RSU Plan, to amend the non-employee director participation limits and to amend the amendment section of the RSU Plan. All other amendments to the RSU Plan may be made by the Board without obtaining Shareholder approval.

If an Eligible Person is terminated by the Corporation for cause, or if an Eligible Person, voluntarily terminates employment or service for any reason or resigns as a Director, as applicable, all of the Eligible Person’s RSUs, whether vested or unvested, will be forfeited and no amount will be paid by the Corporation to the Eligible Person in respect of the RSUs so forfeited. The RSUs of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, will be redeemed for a number of Common Shares, or equivalent cash value, equal to the number of RSUs then held by the Eligible Person. The RSUs of a Director, whether vested or unvested, who is not re-elected at an annual or special meeting of Shareholders will be redeemed for cash at the fair market value of such RSUs on the Redemption Date.

In the event of a change of control, then the Corporation will redeem 100% of the RSUs granted to the Eligible Persons on a Redemption Date which will be deemed to have occurred on the date on which the change of control occurs in accordance with the terms of the RSU Plan.

An RSU is personal to the grantee and is non-transferable and non-assignable. The RSU Plan does not provide for or contemplate the provision of financial assistance to facilitate the redemption of RSUs.

OTHER INFORMATION

Indebtedness of Directors and Officers

No Directors, Nominees, Officers or their respective associates or affiliates, or other Management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date of this Circular.

Management Contracts

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the Directors or Officers of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and Officers are Shareholders, no informed person (as defined in NI 51-102) of the Corporation or Nominee and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either case has materially affected or would materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

Overview

The Corporation and the Board recognize the importance of corporate governance to achieve effective management of the Corporation and to protect employees and shareholders. The Corporation approaches corporate governance in such a way as to ensure that the business and affairs of the Corporation are not only effectively managed but that also shareholder value is enhanced. The Board meets at least once every quarter to review the Corporation’s business operations, corporate governance matters, financial results and other matters. Depending on the Corporation’s state of affairs and risk management, the Board may increase the frequency of meetings and or change items included on a particular agenda. The Directors are kept well informed of the Corporation’s operations at each Board meeting and through reports and discussions with Management.

Where necessary, the Board will strike special committees of independent Directors to deal with matters requiring independence, including supervision over and review of the performance of Management. The composition of the Board is such that the independent Directors have significant experience in corporate affairs.

The Corporation’s corporate governance practices have been and are currently compliant with applicable Canadian and United States requirements. The Corporation, through the Nominating, Governance and Sustainability Committee, monitors developments in Canada and the United States to ensure governance policies and procedures are up to date, as appropriate.

The Corporation is considered a “foreign private issuer” and as such does not need to meet all the corporate governance standards of the NYSE American. The Corporation’s governance practices do meet a majority of the NYSE American standards. Details on how the Corporation’s practices differ from the NYSE American Standards can be found on the Corporation’s website at www.maverixmetals.com and in the Corporation’s most recent Form 40-F filing on www.sec.gov.

Board of Directors

The Board has the responsibility for the stewardship of the Corporation, including primary responsibilities to supervise the management and oversee the conduct of the Corporation’s business, provide leadership and direction to Management, set policies appropriate for the Corporation’s business and approve corporate strategies and goals.

Independence of the Board

The independence of the directors is determined, primarily, in accordance with National Instrument 52-110 – Audit Committees, which would provide that a director is independent if he or she has no direct or indirect material relationship with the Corporation and its subsidiaries. A “material relationship” is defined as any relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgement. The Corporation also determines the independence of its directors in accordance with the NYSE American’s corporate governance standards under which a director would not qualify as independent unless the Board affirms that a director has no material relationship with the Corporation.

On an annual basis the Board considers whether each director is independent in accordance with these requirements. Based on this review the Board has determined that six of the nine Directors are independent. The Corporation’s determination of independence for each of the Directors is set out in the Nominee biographies above in this Information Circular.

Board Tenure and Renewal

The Corporation has not adopted term limits for the directors that serve on the Board and believes that the adoption of term limits would not be in the Corporation’s best interests. The Corporation ultimately values the cumulative experience and comprehensive knowledge that long serving directors possess. The Corporation and the Board believe that the imposition of term limits for directors could result in a loss of overall contribution from the individual members of the board that have developed significant knowledge and understanding of the Corporation’s operations and the royalty and streaming industry.

The Board conducts an annual assessment and review of its members, including an evaluation of the Board member’s skills and experience. This regular review, assessment and evaluation will result in better Board performance over the imposition of arbitrary term limits for directors serving on the Board. See the section headed “Assessments” below for further information.

Board Chair, Position Descriptions and Committee Charters

The Board has appointed Mr. Geoff Burns, an independent member of the Board, as its Chair and adopted a mandate for the Chair. The Chair’s principal responsibility is to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair also has specific duties and responsibilities in respect of the management of the Board and as well working with management. The Chair will also facilitate discussions amongst the Corporation’s Directors and communication between the Directors and the Corporation’s management.

The terms of the Chair’s mandate set out the full description of the responsibilities of the Chair and is available at www.maverixmetals.com.

The Board has adopted a written position description for the CEO and as well a written charter for each of its Audit, Nominating, Governance and Sustainability, and Compensation committees (collectively, the “Committees” and each individually, a “Committee”). Though the Board has not developed position descriptions for the chairs of each Committee, the chairs of each Committee are responsible for ensuring that the applicable Committee fulfills its responsibilities and duties under its respective charter.

Meetings of the Board and the Committees

The Board meets a minimum of four times per year, every quarter. Each Committee, except for the Audit Committee, meets at least twice per year or more frequently as deemed necessary by the members of the applicable Committee. The Audit Committee will meet a minimum of four times per year in respect of the review and approval of quarterly results that are finalized during the applicable financial year. The frequency of meetings of either the Board or an applicable Committee, including the agendas for those meetings, is dependent on the nature of the business and affairs of the Corporation from time to time. The section titled “Director Information” above provides details regarding the attendance at Board and Committee meetings held during the year ended December 31, 2021.

Directors are expected to attend all scheduled Board and Committee meetings in person or by telephonic means, to have prepared in advance of each meeting, and to stay for the entirety of a meeting. If an unforeseen circumstance occurs preventing a Director’s attendance at a meeting, that Director is expected to contact the Chair of the Board or the Chair of the Committee or the Lead Director, as applicable, as soon as possible after the meeting for a briefing on the missed meeting.

The Board may excuse members of Management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises, including in circumstances where the Board is considering transactions and agreements in respect of which a Director or Officer has a material interest, or where otherwise deemed appropriate. In addition, the Board may also seek to schedule meetings at which non-independent Directors and members of management are not in attendance. The Board does follow the general practice of requesting any members of management in attendance at a particular meeting to leave the meeting so that the Board may discuss certain items of business in camera. The Chair will also consider any comments or requests made during an in camera meeting and will determine the most appropriate course of action which may include requests for additional information or seeking input from the Corporation’s CEO and or other members of management or any other course of action that the Chair deems appropriate or advisable.

Other Directorships

The following Directors are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Exchange Listing
Geoff Burns	Elevation Gold Mining Corporation (1)	TSX-V
David Scott	Kinross Gold Corporation (2)	TSX

Notes:

(1)	Elevation Gold Mining Corporation (“Elevation”) was previously called “Northern Vertex Mining Corp.”. Mr. Burns is a member of the following committees of the board of directors of Elevation: Compensation, Corporate Governance and Nominating Committee, and Mergers and Acquisitions Committee.
(2)	Mr. Scott is a member of the following committees of the board of directors of Kinross Gold Corporation: Audit and Risk Committee and the Corporate Responsibility and Technical Committee.

Board Mandate

The Board has the responsibility for the stewardship of the Corporation, including the responsibility to supervise the management of and oversee the conduct of the business of the Corporation, provide leadership and direction to management and consider management’s performance in conjunction with the Corporation’s compensation plans; set policies appropriate for the business of the Corporation and approve corporate strategies and goals. In discharging its mandate and stewardship, the Board is responsible for the following matters, amongst other things:

•	adopting, supervising and providing guidance on the strategic planning process;

•	continued understanding of the principal risks associated with the Corporation’s business and the implementation of appropriate risk management systems;

•	providing guidance to the Corporation’s senior management with respect to the Corporation’s strategic plan and monitoring the success of management in the implementation of approved strategies and goals, and

•	monitoring and periodically reviewing the policies and procedures that are in place to provide for effective communication with shareholders and the public generally, including reviewing and approving the content of the Corporation’s major communications to its shareholders and the public generally, including interim and annual reports, any management information circulars the Annual Information Form and any issued prospectuses.

The Board will also be required to assess the effectiveness of the Board as a whole, its Committees and the contribution of the Directors.

In fulfilling its mandate, the Board, amongst other things, reviews:

•	the Corporation’s annual budget, business and strategic plans,

•	any financing arrangements or significant acquisitions or investments,

•	reports from the Corporation’s management on the Corporation’s progress during an applicable fiscal quarter, and

•	significant communications with shareholders and the public, including quarterly and annual financial results, the Annual Information Form, and any management information circular.

A copy of the Board’s mandate is attached as Schedule “A” to this Information Circular.

Orientation and Continuing Education

The Nominating, Governance and Sustainability Committee, in conjunction with the Chair, is responsible for ensuring that new Directors are provided with an orientation and information respecting the functioning of the Board and the Committees; copies of the Corporation’s current corporate policies; access to documents from recent meetings of the Board and to recent public filings; all reports prepared by Management (including monthly operating reports and financial reports); access to Management; and, if requested, a summary of significant responsibilities under applicable laws. The Corporation does not use a formal orientation process for new directors but instead utilizes a flexible approach that will meet the individual needs of the director that is being appointed or elected to the Board.

The Board recognizes the importance of continued education and the need for individual directors to take responsibility to undergo further education and or training. The Corporation has procedures in place where Directors and Management are provided with updates to review and discuss in respect of current and emerging issues relating to corporate governance, accounting practices, financing, environmental, social and governance (“ESG”) practices, and the resource industry in general.

Directors are encouraged to keep themselves current with industry trends, developments in legislation and to attend any industry seminars. The Corporation has obtained a board membership in the Institute of Corporate Directors, which will give a Director access to materials and seminars that will further bolster the Directors’ continuing education and development. The Directors have full access to all the Corporation’s records.

Nomination of Directors

The Nominating, Governance and Sustainability Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board will assess potential Board candidates to fill perceived needs of the Board for skills, expertise, independence, diversity, and other factors.

The Nominating, Governance and Sustainability Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess. Set out below are the skills identified for the Board.

General Business Skills		Industry Specific Skills
•	Strategic leadership and planning	•	Metals and Mining
•	General business experience	•	Mine planning/development/construction
•	Risk management	•	Exploration and geology
•	M&A and Corporate Finance	•	Environment and sustainability
•	Financial literacy
•	Tax
•	Legal (corporate and commercial)
•	Governance and regulatory compliance
•	Human resources and compensation
•	Government/public/investor relations
•	ESG considerations

Assessments

The Corporation has developed, in conjunction with the Nominating, Governance and Sustainability Committee, a Board Self-Assessment Questionnaire (the “Assessment Questionnaire”) which is sent annually to the Board for completion. The Chair of the Nominating, Governance and Sustainability Committee will review the completed Assessment Questionnaires and report the results to the full Board at the next applicable meeting of the Board. The Nominating, Governance and Sustainability Committee will regularly review and update the Assessment Questionnaire.

Ethical Business Conduct

The Board has adopted guidelines to encourage and promote a culture of ethical business conduct and promotes ethical business conduct through the nomination of Directors considered ethical, avoiding, or minimizing conflicts of interest and by having its Directors independent of corporate matters.

The Board has adopted a written code of Global Ethical Conduct (the “Code”). A copy of the Code is available on the Corporation’s website, www.maverixmetals.com. The Nominating, Governance and Sustainability Committee will review the Code annually to ensure it continues to meet the standards of the Corporation. To date, the Corporation has not been required to disclose any departure from the Code by any of its Directors or Officers.

The Nominating, Governance and Sustainability Committee will request employees to review the Code annually and submit an affirmation of the employee’s continued understanding and compliance with the Code.

Diversity Policy and Representation on the Board

The Corporation has adopted a Diversity Policy (the “Diversity Policy”) which sets out guidelines that the Corporation will follow to increase diversity in the recruitment, development of its employees and Directors. The Diversity Policy will promote successful operations supported by talented and knowledgeable persons with diverse backgrounds and perspectives.

The Corporation is committed to the creation and maintenance of a diverse workplace. The Corporation also respects and values the perspectives, experiences, cultures, and essential differences that employees and Directors possess. The Corporation acknowledges that in an ever-changing global environment, the benefits from continuing to increase diversity are key components to the Corporation’s long-term success.

The Board’s Nominating, Governance and Sustainability Committee is tasked with oversight and monitoring of the application of the Diversity Policy and is responsible for reporting to the Board on governance matters, including diversity. The Nominating, Governance and Sustainability Committee works with the Board Chair and the Chief Executive Officer to manage succession planning and the making of recommendations to the Board for appointments to senior Management and the Board.

To achieve the objectives of the Diversity Policy, the Nominating, Governance and Sustainability Committee conducts a review of the Diversity Policy annually and will report annually to the Board on the Corporation’s adherence to the Diversity Policy. In conducting its review, the Nominating, Governance and Sustainability Committee will consider the effectiveness of the Corporation’s approach to diversity and make appropriate recommendations to the Board on the Corporation’s approach.

Regarding the current diversity of the Board, one of this year’s nine Nominees, Tara Hassan, is a woman. Regarding the current diversity of senior Management, as at the date of this Circular, none are women, are of Indigenous descent, are persons with disabilities or are members of visible minorities.

Diversity Targets

The Board will consider diversity in the selection criteria for new Directors. Since the adoption of the Diversity Policy, the Board has sought to identify diverse candidates for appointment. The Board has committed to, by 2024, having female, and or other diverse candidates, comprise not less than 30% of the total number of directors on the Board.

The Corporation has not adopted quotas for further diversity in senior Management. Accordingly, the Diversity Policy does not establish any fixed targets or quotas regarding the representation of women, Indigenous peoples, persons with disabilities (within the meaning of the Employment Equity Act (Canada)) or visible minorities in senior Management. Rather, Officers and employees will be recruited and promoted based upon their qualifications, abilities, and contributions. However, as detailed above, the Corporation is committed to fostering a diverse workplace.

Environmental and Social Commitment

The Corporation is committed to: (i) ensuring that responsible mining practices are in place in respect of its investments, including with respect to ESG matters, (ii) fostering sustainable development and operation in the mining and metals industry and (iii) mitigating direct exposure to its operations resulting from ESG risks.

ESG Guidelines

The nature of Maverix’s investments, through the acquisition or creation of royalties and streams, means that Maverix is not directly involved in the management of operations that underlie a royalty or stream and may be indirectly exposed to risks arising from the mining operation in which it invests. Maverix seeks to mitigate ESG risks through due diligence and review of projects prior to and after making an investment. In addition, Maverix has implemented policies and procedures to assist in the management of ESG risks, including a set of “Environmental, Social and Governance Guidelines” (the “ESG Guidelines”), and considerations that are both directly and indirectly related to its operations.

The Corporation’s ESG Guidelines set out the Corporation’s principals regarding ESG matters that are to guide its investments and the ongoing management of its portfolio of assets. Investments that do not meet the scope of the ESG Guidelines will be reviewed on a case-by-case basis for materiality of the contradiction and as well within the overall context of the proposed investment, with a view to possible interaction with the operator of the project or other remedies.

Pursuant to the ESG Guidelines the operators of the mines or projects that the Corporation has invested in, subject to the Corporation’s satisfaction, are expected to: (i) comply with applicable legal and regulatory requirements of the jurisdictions in which they operate, (ii) possess a successful track record regarding legal compliance, environmental impact, occupational health and safety and social issues, and (iii) have implemented and be maintaining proper standards and practices in respect of the operations and in the management of ESG issues.

The ESG Guidelines also require that the Corporation utilize continuous ongoing due diligence in the monitoring of its current portfolio of assets, which will include apprising itself of any developments within the portfolio that directly pertain to ESG issues. In addition, in the context of the acquisition of new royalties and streams, the Corporation will negotiate appropriate contractual protections to ensure operators act in accordance with industry standards and are providing sufficient disclosure relative to the operations so that the Corporation can assess performance and ESG issues.

Finally, the ESG Guidelines will also espouse that Maverix look to support industry associations and councils that are committed to principles of seeking continuous improvement in sustainable resource development and consider co-investing with operators in appropriate community and social projects in local communities where the Corporation’s assets are located.

A copy of the ESG Guidelines described above is available on the Corporation’s website at www.maverixmetals.com.

Corporate Social Responsibility

Maverix is committed to fostering sound corporate social responsibility (“CSR”) to assist in mitigating ESG risks that are directly related to its corporate operations. The following programs have been implemented:

•	Carbon Neutrality: As Maverix operates within an office environment, has a small team of full-time employees, and does not directly operate the operations in which it invests, its direct environmental impact and carbon footprint are small. Maverix has purchased carbon offsets to offset its annual corporate emissions. The offsets were purchased through Less (www.less.ca) which were sourced from a Gold Standard Certified Project with credits that were issued by the United Nations Executive Board as a Clean Development Mechanism based CER.

•	Corporate and Operator Charitable Contributions: Maverix has put into place policies that will: (i) permit employees to direct approximately 0.25% of net income towards charitable contributions of their choosing, and (ii) see Maverix direct approximately 0.75% of net income to operating partners to support their CSR initiatives.

•	United Nations Global Compact: Maverix has applied to join the United Nations Global Compact as a participant. In advance of its application being approved Maverix has committed itself to align its operations and strategy with the ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption, and to take actions to support broader United Nations goals, including those related to sustainable development.

Risk Management

Pursuant to its mandate, the Board is required to ensure that it and the Corporation’s management identify the principal risks of the Corporation’s business and operations and that appropriate systems are implemented to manage the risks.

Management and the Board have worked together to develop identification, management, report and mitigation strategies for key risks for the Corporation in the operation of its business. The key risk factors in respect of the Corporation are set out in the Corporation’s Annual Information Form for the year ended December 31, 2021. In addition, the following Committees are engaged in aspects of risk management oversight at the Corporation:

•	Audit Committee: monitors significant business, political, financial and control risks.

•	Compensation Committee: monitors compensation policies and practices and associated risks.

•	Nominating, Governance and Sustainability Committee: monitors governance and sustainable business practices and associated risks, including ESG matters.

Key Policy Descriptions

A copy of each of the key corporate policies described below is available on the Corporation’s website at www.maverixmetals.com.

Whistleblower Policy

The Corporation has adopted a whistleblower policy which will permit the Directors, Officers, and employees to submit a confidential or anonymous submission of any concerns regarding questionable accounting or auditing matters or violations of the Corporation’s code of Global Ethical Conduct. Such reporting can be made by confidential email to a specific email address which is routed to the Chair of the Audit Committee and or as well by written correspondence addressed to be opened by the Audit Committee only. Once a report is made the Audit Committee will promptly investigate all complaints and take appropriate corrective action if warranted by the investigation.

Global Anti-Corruption Policy

The Corporation adopted an Anti-Corruption Policy to reflect its commitment to conducting its business honestly, ethically, and in compliance with applicable laws. The Anti-Corruption Policy provides guidance on the standards of conduct that persons must follow when representing the Corporation with a focus on compliance with applicable anti-corruption laws.

Claw Back Policy

The Corporation has adopted a Claw Back Policy (the “Claw Back Policy”) which applies to recover performance based compensation paid to senior officers in the event of a material restatement of the Corporation’s financial results as a result of: (i) wilful misconduct or gross negligence of senior officer of the Corporation that causes material non-compliance with financial reporting requirements; and or (ii) the occurrence of fraud, intentional illegal conduct or any conduct by a senior officer that would qualify as cause for termination of employment at common law which materially contributes to the material restatement of the financial results. The Corporation’s Nominating, Governance and Sustainability Committee is responsible for the administration and oversight of the Claw Back Policy.

Stock Transactions Policy (Anti-Hedging)

The Corporation has adopted a Stock Transactions and Reporting Policy (the “Stock Transactions Policy”) to guide directors, officers, employees, and other applicable individuals in complying with applicable prohibitions on insider trading and other related activities. Pursuant to the Stock Transactions Policy, the Corporation has expressly prohibited hedging transactions, specifically prohibiting transactions where are solely designed to economically benefit an individual if the Corporation’s stock decreases in value (“Anti-Hedging Policy”).

Disclosure Policy

The Corporation has also adopted a Disclosure Policy (the “Disclosure Policy”) which guides the process for timely disclosure of all material information relating to the Corporation’s business and it includes both written and verbal disclosure and assists the directors, officers, and employees in complying with applicable securities laws and stock exchange rules to preserve the confidentiality of non-public material information.

Workplace Bullying Harassment, Health, and Safety Policy

The Corporation and its subsidiaries are committed to creating and maintaining a workplace environment that has respect and integrity. To that end the Corporation adopted a Workplace Bullying Harassment, Health, and Safety Policy to ensure that bullying or harassment does not occur at its offices or in the conduct of its operations.

Human Rights Policy

The Corporation adopted a Human Rights Policy to ensure that it respects and promotes human rights in accordance with the UN Guiding Principles of Business and Human Rights. The Corporation’s Human Rights Policy applies in conjunction with its Global Code of Ethical Conduct. An underpinning of the Human Rights Policy is the Corporation’s commitment to the fundamental principal that all persons should be treated with respect.

BOARD COMMITTEE INFORMATION

The Corporation has three committees at present, being the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

Audit Committee

The Audit Committee is comprised of three Directors: Brian Penny (Chair), Dr. Christopher Barnes and J.C. Stefan Spicer. All members of the Audit Committee are financially literate and independent as determined in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), NI 58-101 and within the meaning of the NYSE American listing standards.

Role and Charter of the Audit Committee

The primary function of the Audit Committee is to assist the Board to fulfill its financial oversight responsibilities by reviewing the financial reports and other financial information filed by the Corporation with applicable regulatory authorities or that are disseminated to the Shareholders, the Corporation’s financial and accounting internal controls and procedures, and the Corporation’s audit, accounting, and financial reporting processes. The Audit Committee will look to continuously improve and adhere to, the Corporation’s policies, procedures, and practices at all levels of operation.

The charter of the Audit Committee (the “Audit Committee Charter”) sets out the Audit Committee’s responsibilities and duties, qualifications for membership, procedures for Audit Committee member appointment and removal and procedures for reporting to the Board.

The complete text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form dated March 16, 2022, which has been filed under the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR at www.sec.gov, and it may also be accessed on the Corporation’s website at www.maverixmetals.com.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and together, the Audit Committee members have the education and experience to fulfill their responsibilities of the Audit Committee detailed in the Audit Committee Charter. A description of the education and experience of each Audit Committee member relevant to the performance as an Audit Committee member is set out below.

Brian Penny: Mr. Penny is a CPA, CMA with over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny was the CFO and Executive Vice President of New Gold Inc. (from 2009 to 2017); the Vice President of Finance and CFO of Kinross Gold Corporation (from 1993 to 2004); the CFO of Western Goldfields Inc. (from 2006 to 2009); and the CFO of Silver Bear Resources (from 2005 to 2009). Mr. Penny also formerly served as a member of the Board of Directors of Equinox Minerals Limited from 2004 to 2011, when it was acquired by Barrick Gold Corporation; Alamos Gold Inc. (from 2005 to 2008) and Baffinland Irone Mines Limited (from 2004 to 2008). Mr. Penny holds a Diploma in Business – Accounting and Finance from Cambrian College and is a CPA, CMA.

J.C. Stefan Spicer: Mr. Spicer was previously the Chairman, President, and CEO of, Central Fund of Canada Limited, positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held more than US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central Gold Trust and Silver Bullion Trust. He has more than 35 years of investment industry experience.

Dr. Christopher Barnes: Dr. Barnes is a retired physician who for over 20 years was the Chief of Staff and Medical Director for the Blind River Hospital in Ontario. He was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014, serving on the executive committee, finance committee and legal committee, as well as the former Chair of the hospital ethics and privacy function group. Dr. Barnes is also the founder and former Chair of the Huron Shores Family Health Team. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing. Dr. Barnes holds a MD degree from the University of Toronto.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been any recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG to the Corporation to ensure auditor independence. For information regarding the fees billed to the Corporation by KPMG during the years ended December 31, 2021, and 2020 please see the section “Business of the Meeting – Appointment of Auditors” above in this Circular.

Nominating, Governance and Sustainability Committee

The Nominating, Governance and Sustainability Committee (the “NGS Committee”) was formed in July 2016 and is comprised of three Directors: J.C. Stefan Spicer (Chair), Geoff Burns and Dr. Christopher Barnes. All members of the Nominating and Governance Committee are independent, as required under the NYSE American rules and as recommended by National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). During the year ended December 31, 2021, the NGS Committee changed its name to be the Nominating, Governance and Sustainability Committee to better reflect the oversight mandate of this NGS Committee.

The main purpose of the NGS Committee is to provide a focus on governance that will enhance the Corporation’s operation, establish procedures for assessing the Corporation’s performance and make recommendations to the Board regarding the Corporation’s overall effectiveness. The NGS Committee also establishes and supervises the process for identifying, recruiting, appointing and providing ongoing development for the Directors. The NGS Committee also has oversight as to ESG Matters involving the Corporation and particularly with respect to sustainable business practices, including environmental, health and safety, social responsibility (including human rights) and related matters in the conduct of the Corporation’s activities and operations.

Considering the evolving nature of the Corporation and its governance needs and requirements the NGS Committee takes an active role in the establishment of new corporate policies as well as timely reviews and updates of existing policies. Over the course of the prior fiscal year the NGS Committee established several new corporate policies for the Corporation which included the establishment of the CSR Guidelines.

The full text of the NGS Committee’s charter is located on the Corporation’s website at www.maverixmetals.com.

Compensation Committee

The Compensation Committee was formed in May 2019 and is comprised of four Directors: Geoff Burns (Chair), Dr. Christopher Barnes, David Scott, and Tara Hassan. All members of the Compensation Committee are independent, as required under the NYSE American rules and as recommended by NP 58-201.

The members of the Compensation Committee possess the necessary skills of exercising independent judgment, applying analytical and logical thinking, have knowledge of competitive workplaces and have experience with compensation programs. The members of the Compensation Committee have obtained these necessary skills through their relevant business experience.

The role of the Compensation Committee is to review and recommend to the Board compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. As detailed below the Compensation Committee is also responsible for administering the Compensation Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees and be cost effective, while at the same time ensuring the Compensation Program is market competitive to attract and retain high quality employees.

In summary, pursuant to the Compensation Committee’s charter, the Compensation Committee will:

•	recommend to the Board compensation policies and guidelines for the Corporation, as well as recommending any necessary changes to current compensation policies and procedures,

•	ensure that the Corporation has in place programs to attract and develop Management of the highest calibre,

•	review and approve corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance considering those corporate goals and objectives and report to the Board, on an annual basis, on the performance of the Chief Executive Officer for the prior year; and make recommendations with respect to the Chief Executive Officer’s compensation based on the evaluation for approval by the Board,

•	review, on an annual basis, the proposed compensation, for all other officers after considering the recommendations of the Chief Executive Officer and make recommendations in respect thereof for approval by the Board,

•	implement and administer compensation policies and programs approved by the Board concerning executive compensation, employment contracts and stock option or other incentive plans,

•	review any proposed amendments to the Corporation’s equity-based compensation arrangements or any other applicable incentive plans and report to the Board thereon. Specifically, the Committee should annually review the Corporation’s AIP, LTIP and equity-based compensation arrangements then in place,

•	annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees,

•	periodically review the adequacy and form of the compensation of Directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director, and to report and make recommendations to the Board accordingly,

•	regularly report to the Board on all the Compensation Committee’s activities and findings during the year,

•	review executive compensation disclosure before the Corporation publicly discloses such information,

•	retain, in its discretion, such legal, financial, compensation or other advisors or consultants as it deems necessary or advisable in order to perform its duties and responsibilities hereunder, and

•	in consultation with the Chairman of the Board and the CEO, develop a calendar of activities to be undertaken by the Compensation Committee for each ensuing year to ensure that the duties of the Compensation Committee are properly discharged.

The full text of the Compensation Committee’s mandate is available on the Corporation’s website at www.maverixmetals.com.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the year ended December 31, 2021. The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation at Maverix Metals Inc., Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Telephone: 604-449-9290, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Corporation. The Corporation may require payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, March 23, 2022.

BY ORDER OF THE BOARD

“Daniel O’Flaherty”

Daniel O’Flaherty

Chief Executive Officer

Appendix “A”
MANDATE OF THE BOARD OF DIRECTORS

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Maverix Metals Inc. (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction.

COMPOSITION

A majority of the Board shall be independent from the Company. For the purposes of this Mandate, the definition of “independent” shall be the definition set out in National Instrument 52-110 Audit Committees, namely that a director is independent if they have no direct or indirect relationship with the Company that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, pursuant to United States securities laws, an independent member of the Board may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (other than compensation earned as a result of the services as a Board member); nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

Members of the Board shall also possess the necessary skills, expertise, diversity, competencies that the Board is expected to possess. In addition, the members of the Board will be required to satisfy criteria as may be determined by the Toronto Stock Exchange from time to time.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

DUTIES AND RESPONSIBILITIES

a.	A principal responsibility of the Chairman of the Board (the “Chairman”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman need not be independent of management, however, if the Chairman is not independent then the Board shall consider appointing a Lead Director, at the recommendation from the Nominating and Governance committee.

b.	The Board will ensure that proper limits are placed on management’s authority.

c.	In conjunction with each annual general meeting, the Board shall:

i.	appoint a Chairman;

UPDATED AND APPROVED BY THE BOARD: May 14, 2020

ii.	appoint the senior officers of the Company and approve the senior management structure of the Company; and

iii.	appoint committees of the board, including a Nominating and Governance Committee, Compensation Committee and an Audit Committee. In due course and when considered appropriate, the Board may establish additional committees, including a Human Resources and Compensation Committee, and a Finance Committee, however as of the date this mandate was approved, it is the Board’s intention that the duties of these committees will be administered by the Board as a whole.

d.	The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for: the Board, the Chairman, the CEO, the committee chairs, as well as for the committees themselves;

e.	The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO. The Board will receive reports and recommendations from the Chairman on both CEO performance and compensation in connection therewith;

f.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

g.	The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chairman or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

a.	appointing the CEO as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO's individual performance;

b.	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

c.	developing a position description for the CEO and reviewing performance against such description.

Strategic Planning Process and Risk Management

a.	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

b.	The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual and long-term corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

c.	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

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d.	The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

a.	The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

i.	effective means to enable shareholders to communicate with senior management and the Board; and

ii.	effective channels by which the Company may interact with analysts and all other stakeholders.

b.	The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

c.	The Board will establish and maintain a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

d.	All directors will have open access to the Company’s senior management.

e.	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chairman, CEO and senior management personnel.

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include:

a.	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Governance Committee, in conjunction with the Chairman and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program.

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The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

a.	Approve all significant acquisition plans and oversee the establishment of priorities for the allocation of funds and financing to various acquisitions.

b.	Approve all expenditure items proposed by the Company as required in the Company’s Spending Policy.

c.	Approve any policy for hedging and forward sales of the Company’s products (including but not limited to gold, silver or base metals).

d.	Approve all significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its stakeholders.

e.	Approve any policy for management of foreign currency risk.

f.	Approve the annual budget.

g.	Approve any material Company financing(s), including but not limited to: the issue of equity, debentures, convertible debentures, and bank or other borrowings.

h.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

i.	With the assistance of the Nominating and Governance Committee, develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

j.	Adopt and monitor, through the Nominating and Governance Committee, a formal “Code of Ethical Conduct” that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the reasonable expense of the Company. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Company.

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